04000427

P.E.
9/30/03
JAN 8 2004

FIDELITY Bancorp, Inc.

FIDELITY BANK

PROCESSED
JAN 12 2004
THOMSON
FINANCIAL

ANNUAL REPORT

2003

Mission

FIDELITY BANK will offer its consumer and commercial customers a wide range of high quality, fairly priced products and services. The Bank will be sensitive to changing customer needs, and will adapt its products and services quickly to satisfy the desires of its client base.

Mission Statement

The Board of Directors and Management are dedicated to excellence within community banking, which is best achieved through a commitment to:

- *maximizing stockholder value, thereby assuring the financial success of the independent bank franchise*
- *ensuring customer satisfaction by offering quality products and services that are delivered in an efficient and convenient manner*
- *the employment and retention of a competent and dedicated staff*
- *the communities served by Fidelity Bank.*

Corporate Profile

FIDELITY BANCORP, INC. (the Company) is a bank holding company organized under the Pennsylvania Business Corporation Law. It was organized to operate principally as a holding company for its wholly owned subsidiary, Fidelity Bank (the Bank). The Bank is a Pennsylvania-chartered, FDIC-insured stock savings bank conducting business through thirteen offices located in Allegheny and Butler counties.

To Our Stockholders

Fiscal 2003 was a year of both challenges and achievements for the Company. Fidelity, as with other financial institutions, has had to operate in an environment that included a weak economy and interest rates that fell to forty year lows. This affected us in several ways. First and foremost, the low interest rates sparked an unprecedented wave of loan refinancing activity and loan modifications, thereby decreasing interest income from loans. We also made the decision to sell a portion of the fixed-rate first mortgage loans originated during this period, since we did not want to have these low yielding assets on the books when rates eventually rise. While this strategy yielded gains on sales in this fiscal year, it also contributed to an overall decline in the loan portfolio balance. Finally, deposit rates could not decrease as much as loan and investment rates, as some deposit rates have hit an effective floor. This combination of factors negatively impacted net interest income during the year and will have to be carefully managed going forward.


Share Price
Dollars
25
20
15
10
5
0
11.08
10.24
12.46
16.41
23.71
1999
2000
2001
2002
2003
As of September 30,

We had several positive developments during the year. Most importantly, we were gratified by the strong performance of our stock, which was up 44% from the prior fiscal year end. Actions which we believe favorably impacted the stock price during the year included a 10% stock dividend paid in May 2003, while maintaining the cash dividend, effectively giving stockholders a 10% increase in the cash dividend. We also completed our third and fourth stock repurchase programs, under which the Company repurchased approximately 238,000 shares, and announced a fifth program under which an additional 5% could be repurchased. We believe these actions provide ongoing support for the stock price.

We continued to expand our market presence by completing the acquisition of First Pennsylvania Savings Association on December 31, 2002, which became our 12th office in Troy Hill, and we opened our 13th branch in Cranberry Township in April 2003. We are particularly excited by the opportunity to enter the fast growing Cranberry market and we believe this branch will provide synergies with our Zelienople branch.

Continued


Dividends
.50
.40
.30
.20
.10
0
Dollars
.286
.301
.323
.416
.458
1999
2000
2001
2002
2003

We also called the 9.75% Trust Preferred securities that were outstanding and replaced them with floating rate Trust Preferred securities at a significantly lower rate. While this transaction resulted in a one-time charge to income of $599,000, the future benefits of the lower rates should be realized for many years to come.

Operationally, we unveiled our completely redesigned website and began to provide on-line check images. The response to these initiatives has been very positive. We also introduced free on-line bill payment services for our internet customers and this service has also been well received.


Assets
600
550
500
450
400
350
300
250
200
150
100
50
0
Dollars in Millions
482.5
543.2
555.4
615.8
617.5
1999
2000
2001
2002
2003

Looking ahead, we intend to continue our strategy of being a full-service financial organization. We offer a full range of loan and deposit products for both the individual and business customer and can provide alternative investment and insurance products through the Investment Center at Fidelity Bank. We also intend to continue to carefully manage our growth and to evaluate both potential and existing markets for further opportunities.

As always, we would like to thank our Directors for the unwavering support they have provided over the past year and our employees for the dedication and loyalty they have demonstrated. Their professionalism and enthusiasm provides us with the confidence we need to be able to meet the challenges and opportunities still ahead.

And finally, we thank you, our stockholders, for the continued confidence and support you have shown in our efforts as we strive to make Fidelity the best community bank in the area.

Richard G. Spencer
President and Chief Executive Officer

Financial Condition Data

(In Thousands)	2003	2002	September 30, 2001	2000	1999
Total assets	$617,468	$615,805	$555,424	$543,209	$482,543
Loans receivable, net	264,412	316,320	318,600	337,438	275,958
Mortgage-backed securities and collateralized mortgage obligations[1]	129,572	114,059	93,599	84,050	96,250
Investment securities and other earning assets[2]	193,596	154,563	118,239	95,834	90,521
Total liabilities	577,273	573,225	520,138	513,622	456,497
Savings and time deposits	366,126	351,406	313,501	290,631	269,118
Advances from FHLB and other borrowings	206,752	216,933	199,780	218,511	183,891
Stockholders' equity	40,195	42,580	35,286	29,587	26,046
Number of full service offices	13	11	10	10	9

Operations Data

(In Thousands, Except per Share Data)	2003	2002	Fiscal Years Ended September 30, 2001	2000	1999
Interest income	$32,460	$36,610	$38,615	$36,477	$30,975
Interest expense	20,195	23,083	26,659	23,932	19,229
Net interest income	12,265	13,527	11,956	12,545	11,746
Provision for loan losses	555	400	475	470	520
Net interest income after provision for loan losses	11,710	13,127	11,481	12,075	11,226
Realized gain (loss) on sale of securities, net	748	234	265	(3)	64
Writedown of investment securities	(110)	(246)	(27)	—	—
Gain on sale of loans	512	292	111	210	17
Service fees and other income	2,865	2,365	1,877	1,667	1,442
Operating expenses	10,711	10,070	9,112	8,333	8,153
Income before income tax provision	5,014	5,702	4,595	5,616	4,596
Income tax provision	961	1,276	983	1,484	1,217
Net income	$ 4,053	$ 4,426	$ 3,612	$ 4,132	$ 3,379
Diluted earnings per share[3]	$ 1.50	$ 1.73	$ 1.42	$ 1.61	$ 1.26
Cash dividends per share[3]	.458	.416	.323	.301	.286
Book value per share[3]	16.58	16.67	14.77	11.67	10.12
Average interest rate spread	2.15%	2.48%	2.28%	2.64%	2.73%
Return on average assets	.66%	.76%	.65%	.80%	.74%
Return on average stockholders' equity	9.45%	11.60%	10.84%	15.70%	11.98%
Common shares outstanding[3]	2,423,799	2,553,404	2,389,308	2,535,075	2,574,564

[1] *Consists of mortgage-backed securities and collateralized mortgage obligations classified as held to maturity and available for sale.*

[2] *Consists of interest-bearing deposits, investment securities classified as held to maturity and available for sale, and Federal Home Loan Bank stock.*

[3] *Per share and common shares outstanding amounts were restated to reflect the 10% stock dividends paid in November 2000, May 2002, and May 2003.*

To the Board of Directors and Stockholders
Fidelity Bancorp, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying consolidated statement of financial condition of Fidelity Bancorp, Inc. and subsidiaries as of September 30, 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the year ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements for the years ended September 30, 2002 and 2001 were audited by other auditors whose report, dated November 8, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity Bancorp, Inc. and subsidiaries as of September 30, 2003, and the results of their operations and their cash flows for the year ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of October 1, 2002, which changed its method of accounting for goodwill and other intangible assets.

Beard Miller Company LLP

Pittsburgh, Pennsylvania
October 31, 2003

	September 30, 2003	2002
	(Dollars in Thousands, Except per Share Data)	
Assets		
Cash and due from banks	$ 7,662	$ 9,318
Interest-bearing demand deposits with other institutions	330	14,516
Cash and Cash Equivalents	7,992	23,834
Securities available for sale, cost 2003 $189,382; 2002 $157,576	192,429	162,385
Securities held to maturity, fair value 2003 $121,652; 2002 $84,079	119,962	81,601
Loans held for sale	286	1,869
Loans receivable, net of allowance 2003 $3,091; 2002 $3,056	264,412	316,320
Foreclosed real estate, net	675	658
Restricted investments in bank stock, at cost	10,447	10,120
Office premises and equipment, net	5,834	5,696
Accrued interest receivable	3,408	3,711
Other assets	12,023	9,611
Total Assets	$617,468	$615,805
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Non-interest bearing	$ 27,406	$ 26,548
Interest bearing	338,720	324,858
Total Deposits	366,126	351,406
Short-term borrowings	38,101	992
Guaranteed preferred beneficial interest in Company's debentures	10,000	20,250
Securities sold under agreement to repurchase	5,943	5,849
Advance payments by borrowers for taxes and insurance	1,179	1,238
Other liabilities	3,216	3,648
Long-term debt	152,708	189,842
Total Liabilities	577,273	573,225
Stockholders' Equity		
Common stock, $.01 par value per share; 10,000,000 shares authorized; issued 2003 2,805,291 shares; 2002 2,504,563 shares	28	25
Paid-in capital	28,960	22,564
Retained earnings	16,388	19,176
Accumulated other comprehensive income, net of tax	2,011	3,173
Treasury stock, at cost 2003 381,492 shares; 2002 183,287 shares	(7,192)	(2,358)
Total Stockholders' Equity	40,195	42,580
Total Liabilities and Stockholders' Equity	$617,468	$615,805

See notes to consolidated financial statements.

	Years Ended September 30,		
	2003	2002	2001
	(In Thousands, Except per Share Data)		
Interest Income			
Loans	$20,605	$24,177	$26,548
Mortgage-backed securities	4,780	5,709	5,407
Investment securities:			
Taxable	4,533	4,093	4,419
Tax exempt	2,457	2,583	2,165
Other	85	48	76
Total Interest Income	32,460	36,610	38,615
Interest Expense			
Deposits	9,078	10,592	12,941
Short-term borrowings	181	202	1,356
Long-term debt	9,746	11,258	11,338
Guaranteed preferred beneficial interest in Company's debentures	1,190	1,031	1,024
Total Interest Expense	20,195	23,083	26,659
Net Interest Income before Provision for Loan Losses	12,265	13,527	11,956
Provision for Loan Losses	555	400	475
Net Interest Income after Provision for Loan Losses	11,710	13,127	11,481
Other Income			
Loan service charges and fees	583	387	287
Realized gain on sales of investment securities, net	748	234	265
Writedown of securities	(110)	(246)	(27)
Gain on sales of loans	512	292	111
Deposit service charges and fees	1,244	953	658
Other	1,038	1,025	932
Total Other Income	4,015	2,645	2,226
Other Expenses			
Compensation and benefits	6,627	6,099	5,385
Office occupancy and equipment expense	978	922	898
Depreciation and amortization	737	606	630
Net loss on foreclosed real estate	84	50	19
Amortization of intangible assets	50	163	125
Other	2,235	2,230	2,055
Total Other Expenses	10,711	10,070	9,112
Income before Provision for Income Taxes	5,014	5,702	4,595
Provision for Income Taxes	961	1,276	983
Net Income	$ 4,053	$ 4,426	$ 3,612
Earnings per Share			
Basic	$1.57	$1.78	$1.45
Diluted	$1.50	$1.73	$1.42

See notes to consolidated financial statements.

Years Ended September 30, 2003, 2002, 2001

	Number of Shares Issued	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
		(Dollars in Thousands, Except Shares and per Share Data)					
Balance – September 30, 2000	2,212,210	$22	$17,137	$17,493	$(3,385)	$(1,680)	$29,587
Comprehensive income:							
Net income	—	—	—	3,612	—	—	3,612
Net unrealized gains on available for sale securities	—	—	—	—	4,845	—	4,845
Total Comprehensive Income							8,457
Stock options exercised, including tax benefit of $17	20,338	—	207	—	—	—	207
Cash dividends declared ($.323 per share)	—	—	—	(830)	—	—	(830)
Treasury stock purchased (168,186 shares)	—	—	—	—	—	(2,286)	(2,286)
Contribution of stock to Employee Stock Ownership Plan (8,954 shares)	—	—	—	(1)	—	94	93
Sale of stock through Dividend Reinvestment Plan	4,075	—	58	—	—	—	58
Balance – September 30, 2001	2,236,623	22	17,402	20,274	1,460	(3,872)	35,286
Comprehensive income:							
Net income	—	—	—	4,426	—	—	4,426
Net unrealized gains on available for sale securities	—	—	—	—	1,713	—	1,713
Total Comprehensive Income							6,139
10% stock dividend distributed	226,598	2	4,491	(4,493)	—	—	—
Acquisition of Carnegie Financial Corp.	—	—	105	—	—	1,561	1,666
Stock options exercised, including tax benefit of $67	36,707	1	474	—	—	—	475
Cash dividends declared ($.416 per share)	—	—	—	(1,031)	—	—	(1,031)
Treasury stock purchased (15,000 shares)	—	—	—	—	—	(233)	(233)
Contribution of stock to Employee Stock Ownership Plan (12,000 shares)	—	—	9	—	—	186	195
Sale of stock through Dividend Reinvestment Plan	4,635	—	83	—	—	—	83
Balance – September 30, 2002	2,504,563	25	22,564	19,176	3,173	(2,358)	42,580
Comprehensive income:							
Net income	—	—	—	4,053	—	—	4,053
Net unrealized losses on available for sale securities	—	—	—	—	(1,162)	—	(1,162)
Total Comprehensive Income							2,891
10% stock dividend distributed	252,907	3	5,647	(5,650)	—	—	—
Stock options exercised, including tax benefit of $94	42,912	—	554	—	—	(21)	533
Cash dividends declared ($.458 per share)	—	—	—	(1,191)	—	—	(1,191)
Treasury stock purchased (274,906 shares)	—	—	—	—	—	(6,021)	(6,021)
Issuance of stock in connection with acquisition of First Pennsylvania Savings	—	—	96	—	—	1,208	1,304
Sale of stock through Dividend Reinvestment Plan	4,909	—	99	—	—	—	99
Balance – September 30, 2003	2,805,291	$28	$28,960	$16,388	$2,011	$(7,192)	$40,195

See notes to consolidated financial statements.

	Years Ended September 30, 2003	2002	2001
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,053	$ 4,426	$ 3,612
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	555	400	475
Loss on foreclosed real estate, net	84	50	19
Provision for depreciation and amortization	737	606	630
Deferred loan fee amortization	(723)	(316)	(325)
Amortization of investment and mortgage-backed securities (discounts) premiums, net	1,664	420	(2)
Contribution of stock to ESOP	—	195	93
Deferred income tax provision	25	(222)	(259)
Amortization of intangibles	50	163	125
Net realized gains on sales of investments	(748)	(234)	(265)
Writedown of investment securities	110	246	27
Loans held for sale originated	(25,552)	(18,873)	(11,154)
Sale of loans held for sale	27,630	17,627	9,684
Net gains on sales of loans	(512)	(292)	(111)
Increase in cash surrender value of life insurance policies	(204)	(201)	(166)
(Increase) decrease in interest receivable	450	(137)	(290)
Increase (decrease) in interest payable	(678)	10	(242)
Increase (decrease) in accrued taxes	320	57	(342)
Write-off of unamortized debt issuance costs	599	—	—
Other changes, net	(1,285)	(181)	(60)
Net Cash Provided by Operating Activities	6,575	3,744	1,449
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of securities available for sale	11,742	19,243	18,387
Proceeds from maturities and principal repayments of securities available for sale	82,038	32,842	24,891
Purchases of securities available for sale	(114,853)	(58,078)	(40,873)
Proceeds from maturities and principal repayments of securities held to maturity	63,794	21,110	7,920
Purchases of securities held to maturity	(102,683)	(55,758)	(33,538)
Rescission of purchase of securities held to maturity	—	2,516	—
Purchases of bank-owned life insurance policies	(796)	(445)	—
Net decrease in loans	58,558	23,100	18,962
Sale of other loans	51	775	1,233
Additions to office premises and equipment	(613)	(830)	(754)
Net (purchases) redemptions of FHLB stock	279	3	892
Net cash received in acquisition of Carnegie Financial Corp.	—	143	—
Net cash received in acquisition of First Pennsylvania Savings	7,154	—	—
Net Cash Used in Investing Activities	$ 4,671	$(15,379)	$ (2,880)

See notes to consolidated financial statements.

(Continued)

	Years Ended September 30, 2003	2002	2001
		(In Thousands)	
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	$ 2,461	$16,903	$22,870
Proceeds from guaranteed preferred beneficial interest in subordinated debt	—	10,000	—
Debt issuance costs	—	(303)	—
Increase (decrease) in reverse repurchase agreements	94	1,250	(381)
Net increase (decrease) in short-term borrowings	37,034	(4,639)	(43,420)
Proceeds from long-term debt	—	45,000	30,000
Repayments of long-term debt	(51,057)	(40,000)	(4,930)
Guaranteed preferred beneficial interest in Company's debentures retired	(10,250)	—	—
Cash dividends paid and cash paid in lieu of fractional shares	(1,191)	(1,031)	(830)
Stock options exercised	439	408	190
Proceeds from sale of stock through Dividend Reinvestment Plan	99	83	58
Proceeds from sale of stock in connection with acquisition of First Pennsylvania Savings Association	1,304	—	—
Acquisition of treasury stock	(6,021)	(233)	(2,286)
Net Cash Provided by Financing Activities	(27,088)	27,438	1,271
Net Increase (Decrease) in Cash and Cash Equivalents	(15,842)	15,803	(160)
Cash and Cash Equivalents - Beginning	23,834	8,031	8,191
Cash and Cash Equivalents - Ending	$ 7,992	$23,834	$ 8,031
SUPPLEMENTARY CASH FLOW INFORMATION			
Interest paid on deposits and borrowings	$20,211	$22,968	$26,901
Income taxes paid	$ 845	$ 990	$ 1,739
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Transfer of loans to foreclosed real estate	$ 321	$ 838	$ 550
Securities purchased, but not settled	$ —	$ —	$ 2,536
The Company acquired First Pennsylvania Savings Association for $161,000. In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:			
Fair value of assets acquired	$26,767	$ —	$ —
Fair value of liabilities assumed	(26,928)	—	—
Liabilities Assumed in Excess of Assets Acquired	$ (161)	$ —	$ —
The Company purchased all of the common stock of Carnegie Financial Corporation for $3.2 million. In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:			
Fair value of assets acquired	$ —	$29,486	$ —
Fair value of liabilities assumed	—	(27,265)	—
Common stock issued in exchange for Carnegie Financial Corporation stock	—	(1,666)	—
Cash paid for Carnegie Financial Corporation stock	—	(1,567)	—
Cash Paid and Liabilities Assumed in Excess of Assets Acquired	$ —	$(1,012)	$ —

See notes to consolidated financial statements.

Note 1 ~ Significant Accounting Policies

NATURE OF OPERATIONS

Fidelity Bancorp, Inc. is a bank holding company organized under the Pennsylvania Business Corporation Law. It operates principally as a holding company for its wholly-owned subsidiaries, Fidelity Bank, PaSB, a Pennsylvania-chartered, FDIC-insured state savings bank, FB Capital Trust, a statutory business trust incorporated in Delaware, and FB Statutory Trust II, a statutory business trust incorporated in Connecticut. The Bank conducts full banking services through thirteen offices in Allegheny and Butler counties.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Fidelity Bancorp, Inc. (the "Company") and its wholly-owned subsidiaries Fidelity Bank, PaSB (the Bank) and FB Capital Trust and FB Statutory Trust II (collectively referred to as the Trusts). Intercompany balances and transactions have been eliminated in consolidation.

ESTIMATES

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and are of a normal, recurring nature. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and amounts due from depository institutions and the demand deposits portion of interest-earning deposits with other institutions.

SECURITIES

The Company classifies securities as either: (1) Securities Held to Maturity – debt securities that the Company has the positive intent and ability to hold to maturity and which are reported at cost, adjusted for amortization of premium and accretion of discount on a level yield basis; (2) Trading Securities – debt and equity securities bought and held principally for the purpose of selling them in the near term and which are reported at fair value, with unrealized gains and losses included in the current period earnings; or (3) Securities Available for Sale – debt and equity securities not classified as either securities held to maturity or trading securities and which are reported at fair value, with unrealized gains and losses, net of taxes, included as a separate component of accumulated other comprehensive income. The cost of securities sold is determined on a specific identification basis. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

(Note Continued)

LOANS RECEIVABLE

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Interest accrual resumes when the loan is no longer 90 or more days past due and the borrower, in management's opinion, is able to meet payments as they become due.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

(Note Continued)

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

FORECLOSED REAL ESTATE

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure. A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.

Foreclosed assets initially are recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.

LOANS HELD FOR SALE

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. All sales are made without recourse.

OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease. Office buildings are depreciated over their estimated useful life of 39 years; furniture, fixtures and equipment are depreciated over their estimated useful lives which vary between three and ten years; and land improvements are depreciated over their estimated useful life of seven years.

GOODWILL AND INTANGIBLE ASSETS

Effective October 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 revised the accounting for purchased intangible assets and, in general, requires that goodwill no longer be amortized, but rather that it be tested for impairment on an annual basis at the reporting unit level, which is either at the same level or one level below an operating segment. Other acquired intangible assets with finite lives, such as purchased customer accounts, are required to be amortized over their estimated lives. Prior to October 1, 2002, substantially all of the Company's goodwill was amortized using the straight-line method over 15 years. Other intangible assets are amortized using an accelerated method over estimated weighted average useful lives of ten years. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amounts of goodwill and other intangible assets may be impaired.

(Note Continued)

As a result of the adoption of SFAS No. 142, the Company ceased amortization of goodwill associated with previous acquisitions effective October 1, 2002. As prescribed by SFAS No. 142, the following is a reconciliation of reported net income and earnings per share and net income and earnings per share adjusted to exclude the impact of amortization of goodwill for the years ended September 30, 2003, 2002 and 2001:

	2003	2002	2001
	(In Thousands, Except per Share Data)		
Net income, as reported	$4,053	$4,426	$3,612
Add back: Goodwill amortization, net of tax	—	85	73
Adjusted net income	$4,053	$4,511	$3,685
Earnings per share:			
As reported basic	$1.57	$1.78	$1.45
As adjusted basic	1.57	1.82	1.48
As reported diluted	1.50	1.73	1.42
As adjusted diluted	1.50	1.76	1.45

In accordance with the provisions of SFAS No. 142, the Company continues to amortize other intangible assets over the estimated remaining life of each respective asset. Amortizable intangible assets were composed of the following:

	September 30, 2003	
	Gross Carrying Amount	Accumulated Amortization
	(Dollars in Thousands)	
Amortizable intangible assets, acquisition of deposit accounts	$325	$69
Aggregate amortization expense:		
For the year ending September 30, 2003	$ 50	
Estimated amortization expense:		
For the year ending September 30, 2004	52	
For the year ending September 30, 2005	46	
For the year ending September 30, 2006	40	
For the year ending September 30, 2007	34	
For the year ending September 30, 2008	28	

The changes in the carrying amount of goodwill for the year ended September 30, 2003 are as follows *(in thousands)*:

Balance as of October 1, 2002	$2,557
Goodwill acquired during the year	96
Balance as of September 30, 2003	$2,653

(Note Continued)

OTHER ASSETS

Financing costs related to the Company's issuance of mandatory redeemable capital debentures are being amortized over the life of the debentures and are included in other assets.

ADVERTISING COSTS

The Company follows the policy of charging the costs of advertising to expense as incurred.

INCOME TAXES

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

TREASURY STOCK

The acquisition of treasury stock is recorded under the cost method. At the date of subsequent reissue, the treasury stock is reduced by the cost of such stock on the average cost basis.

STOCK OPTION PLANS

The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for its stock option plans. Had compensation expense for the Company's stock option plans been determined based upon the fair value at grant date for awards under these plans, net income and diluted earnings per share would have been reduced by approximately $121,000, or $0.04 per share in 2003, $98,000, or $.04 per share in 2002 and $50,000, or $.02 per share in 2001.

	Years Ended September 30,		
	2003	2002	2001
	(Dollars in Thousands)		
Net income, as reported	$4,053	$4,426	$3,612
Deduct total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(121)	(98)	(50)
Pro forma net income	$3,932	$4,328	$3,562
Basic earnings per share:			
As reported	$1.57	$1.78	$1.45
Pro forma	1.53	1.74	1.43
Diluted earnings per share:			
As reported	1.50	1.73	1.42
Pro forma	1.46	1.68	1.40

(Note Continued)

EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. All weighted average share and per share amounts reflect the 10% stock dividends distributed on May 28, 2003 and May 28, 2002. The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended September 30,		
	2003	2002	2001
	(Dollars in Thousands, Except per Share Data)		
Basic earnings per share:			
Net income	$ 4,053	$ 4,426	$ 3,612
Weighted average shares outstanding	2,587,944	2,481,676	2,497,872
Earnings per share	$1.57	$1.78	$1.45
Diluted earnings per share:			
Net income	$ 4,053	$ 4,426	$ 3,612
Weighted average shares outstanding	2,587,944	2,481,676	2,497,872
Dilutive effect of employee stock options	107,502	79,515	56,508
Total diluted weighted average shares outstanding	2,695,446	2,561,191	2,554,380
Earnings per share	$1.50	$1.73	$1.42

Options to purchase 41,141 shares of common stock at $17.43 and options to purchase 80,325 shares at prices from $12.95 to $17.43 were outstanding during 2002 and 2001, respectively, but were not included in the computation of diluted EPS because to do so would have been anti-dilutive. There were no options outstanding during 2003 that would have had an anti-dilutive effect.

COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.

(Note Continued)

The only other comprehensive income item that the Company presently has is unrealized gains (losses) on securities available for sale.

	September 30,		
	2003	2002	2001
		(In Thousands)	
Unrealized holding gains (losses) arising during the year	$(1,122)	$2,584	$7,579
Less reclassification adjustment for (gains) losses included in net income	(638)	12	(238)
Net Unrealized Gains (Losses)	(1,760)	2,596	7,341
Tax (expense) benefit	598	(883)	(2,496)
Net of Tax Amount	$(1,162)	$1,713	$4,845

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

NEW ACCOUNTING STANDARDS

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," however, it retains many of the fundamental provisions of that Statement. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 as of October 1, 2002 and it did not have any effect on the financial condition or results of operations of the Company.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this Statement related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. Certain provisions of the statement relating to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of the Statement are effective for financial statements issued on or after May 15, 2002. The Company adopted Statement No. 145 as of October 1, 2002. In issuing SFAS No. 145, the FASB concluded that the rescission of SFAS No. 4 would improve financial reporting by eliminating a requirement to classify a normal and important part of many entities' ongoing activities to manage interest rate risk as an extraordinary item (see "Interest Expense" section of the Management's Discussion and Analysis of Financial Condition and Results of Operation.)

(Note Continued)

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions — an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which provides interpretative guidance on the application of the purchase method to acquisitions of financial institutions. The provisions of SFAS No. 147 are effective October 1, 2002. Adoption of SFAS No. 147 had no impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the existing disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued ("disclosure requirements"). This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee ("recognition and measurement provisions"). The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002. The adoption of FIN 45 did not have any effect on the financial position, results of operations or liquidity of the Company.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This Interpretation provides new guidance for the consolidation of variable interest entities (VIEs) and requires such entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. The Interpretation also adds disclosure requirements for investors that are involved with unconsolidated VIEs. The disclosure requirements apply to all financial statements issued after January 31, 2003. The consolidation requirements apply immediately to VIEs created after January 31, 2003 and are effective for the first fiscal year or interim period beginning after December 15, 2003 for VIEs acquired before February 1, 2003. The adoption of this Interpretation is not expected to have a significant impact on the Company's financial condition or results of operations.

In April 2003, the Financial Accounting Standards Board issued Statement No. 149, "Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities." This Statement clarifies the definition of a derivative and incorporates certain decisions made by the Board as part of the Derivatives Implementation Group process. This Statement is effective for contracts entered into or modified, and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective effective dates. Adoption of this standard is not expected to have any impact on the Company's financial condition or results of operations.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement requires that an issuer classify a financial instrument that is within its scope as a liability. Many of these instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective beginning July 1, 2003. The adoption of this standard did not have any impact on the Company's financial condition or results of operations.

(Note Continued)

SEGMENT REPORTING

The Bank acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its branches, the Company offers a full array of commercial and retail financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Company. As such, discrete financial information is not available and segment reporting would not be meaningful.

RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those reserve balances maintained for 2003 and 2002 was approximately $1.9 million and $1.2 million, respectively.

INVESTMENTS REQUIRED BY LAW

The Bank is a member of the Federal Home Loan Bank System and, as a member, maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh (FHLB), at cost, in an amount not less than 1% of its outstanding home loans or 5% of its outstanding notes payable, if any, to the FHLB plus 0.7% of its unused borrowing capacity, whichever is greater.

RECLASSIFICATIONS

Certain reclassifications have been made to the components of stockholders' equity as of September 30, 2002 and 2001. The reclassifications reflect the recording of stock dividends at fair market value instead of par value as previously recorded. The net cumulative effect of the reclassification was to increase additional paid-in capital and to decrease retained earnings by $2.6 million at September 30, 2000 and by $4.5 million at September 30, 2002.

Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform with the 2003 presentation format. These reclassifications had no effect on net income.

Note 2 ~ Securities

The amortized cost and fair value of securities are as follows:

	September 30, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
SECURITIES AVAILABLE FOR SALE:				
U.S. government and agency obligations	$ 46,479	$ 862	$275	$ 47,066
Municipal obligations	30,451	1,015	53	31,413
Corporate obligations	18,259	993	10	19,242
Equity securities	1,228	288	34	1,482
Mutual funds	9,646	28	59	9,615
Trust preferred securities	11,212	114	—	11,326
Federal Home Loan Mortgage Corp., preferred stock	1,409	73	—	1,482
Mortgage-backed securities and collateralized mortgage obligations	70,698	583	478	70,803
	$189,382	$3,956	$909	$192,429
SECURITIES HELD TO MATURITY:				
U.S. government and agency obligations	$ 33,040	$ 301	$197	$ 33,144
Municipal obligations	21,153	838	34	21,957
Corporate obligations	7,000	665	1	7,664
Mortgaged-backed securities and collateralized mortgage obligations	58,769	382	264	58,887
	$119,962	$2,186	$496	$121,652

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
SECURITIES AVAILABLE FOR SALE:				
U.S. government and agency obligations	$ 22,030	$1,020	$ —	$ 23,050
Municipal obligations	36,039	1,421	13	37,447
Corporate obligations	17,321	988	62	18,247
Equity securities	1,262	57	77	1,242
Mutual funds	4,533	7	9	4,531
Trust preferred securities	4,601	57	1	4,657
Federal Home Loan Mortgage Corp., preferred stock	1,519	70	34	1,555
Mortgage-backed securities and collateralized mortgage obligations	70,271	1,415	30	71,656
	$157,576	$5,035	$226	$162,385
SECURITIES HELD TO MATURITY:				
U.S. government and agency obligations	$ 13,801	$ 305	$ —	$ 14,106
Municipal obligations	17,389	879	5	18,263
Corporate obligations	8,008	683	—	8,691
Mortgage-backed securities and collateralized mortgage obligations	42,403	679	63	43,019
	$ 81,601	$2,546	$ 68	$ 84,079

(Note Continued)

The amortized cost and fair value of debt securities at September 30, 2003, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale		Securities Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due in one year or less	$ 5,958	$ 6,091	$ —	$ —
Due after one year through five years	34,132	35,424	19,533	20,491
Due after five years through ten years	32,469	32,963	25,809	25,980
Due after ten years	104,540	105,372	74,620	75,181
Equity securities	12,283	12,579	—	—
	$189,382	$192,429	$119,962	$121,652

Gross gains of $749,000, $400,000 and $378,000 and gross losses of $1,000, $166,000 and $113,000 were realized on sales in 2003, 2002 and 2001, respectively. In addition, losses of $110,000, $246,000 and $27,000 resulting from the writedown of investments in equity securities that are considered other than temporary were realized in 2003, 2002 and 2001, respectively.

Note 3 ~ Loans Receivable

Loans receivable, net at September 30 are summarized as follows:

	2003	2002
	(In Thousands)	
First mortgage loans:		
Conventional:		
1-4 family dwellings	$107,122	$169,849
Multi-family dwellings	5,299	7,217
Commercial	46,757	29,036
Construction	15,208	19,577
	174,386	225,679
Less:		
Loans in process	(9,499)	(9,065)
Unearned discounts and fees	(691)	(1,368)
	164,196	215,246
Installment loans:		
Home equity	63,777	58,549
Consumer loans	980	1,286
Other	2,575	2,037
	67,332	61,872
Commercial business loans and leases:		
Commercial business loans	33,776	38,287
Commercial leases	2,199	3,971
	35,975	42,258
Less allowance for loan losses	(3,091)	(3,056)
Loans Receivable, Net	$264,412	$316,320

(Note Continued)

Commitments to originate loans at September 30, 2003 were approximately as follows:

	Rate	Amount
	(Dollars in Thousands)	
First mortgage loans:		
Fixed rate	4.875% to 7.50%	$1,350
Adjustable rate	3.69% to 6.50%	2,688
Other loans:		
Fixed rate	4.75% to 8.00%	809
Adjustable rate	4.00% to 7.00%	748
		$5,595

The Bank conducts its business through thirteen offices located in the greater Pittsburgh metropolitan area. At September 30, 2003, the majority of the Bank's loan portfolio was secured by properties located in this region. The Bank does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

Note 4 ~ Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended September 30, 2003, 2002 and 2001 are as follows:

	September 30,		
	2003	2002	2001
		(In Thousands)	
Balance, beginning	$3,056	$2,871	$2,910
Allowance for loan losses from acquisitions	40	204	—
Provision for loan losses	555	400	475
Loans charged off	(624)	(520)	(645)
Recoveries	64	101	131
Balance, ending	$3,091	$3,056	$2,871

Non-accrual loans were approximately $2,928,000, $2,657,000 and $2,348,000 at September 30, 2003, 2002 and 2001, respectively. The foregone interest on those loans for the years ended September 30, 2003, 2002 and 2001 was $165,000, $205,000 and $128,000, respectively. The amount of interest income on such loans actually included in income in the years ended September 30, 2003, 2002 and 2001 was $77,000, $33,000 and $98,000, respectively. There are no commitments to lend additional funds to debtors in non-accrual status. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $1,877,000 and $2,718,000 at September 30, 2003 and 2002, respectively.

(Note Continued)

The recorded investment in loans that are considered to be impaired under SFAS No. 114 was $2,067,000 and $1,869,000 at September 30, 2003 and 2002, respectively. Included in the 2003 amount is $691,000 of impaired loans for which the related allowance for credit losses was $38,000 and $1,376,000 of impaired loans for which there is no allowance for credit losses. Included in the 2002 amount is $485,000 of impaired loans for which the related allowance for credit losses was $333,000 and $1,384,000 of impaired loans for which there is no allowance for credit losses. The average recorded investment in impaired loans during the fiscal years ended September 30, 2003, 2002 and 2001 was approximately $2,515,000, $1,770,000 and $756,000, respectively. For the fiscal years ended September 30, 2003, 2002 and 2001, the Company recognized interest income on those impaired loans of $63,000, $19,000 and $83,000, respectively, using the cash basis of income recognition.

Management believes that the allowance for losses on loans is reasonable. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments using information available to them at the time of examination.

Note 5 ~ Office Premises and Equipment

Office premises and equipment at September 30 are summarized as follows:

	2003	2002
	(In Thousands)	
Land	$ 554	$ 554
Office buildings	5,138	4,831
Furniture, fixtures and equipment	4,531	4,300
Leasehold improvements	526	501
	10,749	10,186
Accumulated depreciation and amortization	(4,915)	(4,490)
	$ 5,834	$ 5,696

The Bank has operating leases with respect to four branch offices, the Bank's Loan Center and two automated teller machine locations, which expire on various dates through fiscal 2013. Lease expense amounted to $224,000, $176,000 and $172,000 in fiscal years 2003, 2002 and 2001, respectively. Minimum annual lease commitments are approximately as follows *(in thousands)*:

2004	$ 246
2005	175
2006	149
2007	149
2008	80
Thereafter	243
	$1,042

Note 6 ~ Deposits

Deposit balances at September 30 are summarized as follows:

	Weighted Average Rates	2003	2002
		(In Thousands)	
Demand deposits	Noninterest bearing	$ 27,406	$ 26,548
Savings deposits:			
NOW accounts	0.71% in 2003 and 0.75% in 2002	43,327	39,013
Passbooks	1.17% in 2003 and 2.00% in 2002	89,197	68,825
Money market deposit accounts	0.82% in 2003 and 1.78% in 2002	17,117	17,189
		177,047	151,575
Time deposits:			
Fixed rate	1.00% to 2.99%	69,551	67,256
	3.00% to 4.99%	81,947	77,068
	5.00% to 6.99%	34,933	48,715
	7.00% to 8.99%	440	702
Negotiated rate	1.24% to 6.60%	2,208	6,090
		189,079	199,831
		$366,126	$351,406

The weighted-average interest rate for all deposits was 2.48% and 2.84% at September 30, 2003 and 2002, respectively. Time deposits with balances of $100,000 or more totaled $30,807,000 and $33,258,000 at September 30, 2003 and 2002, respectively.

At September 30, 2003, investment securities with a carrying value of $3,040,000 were pledged as required to secure deposits of public funds.

The maturities of time deposits at September 30, 2003 are summarized as follows *(in thousands)*:

Within one year	$ 80,717
Beyond one year but within two years	43,238
Beyond two years but within three years	17,692
Beyond three years but within four years	21,549
Beyond four years but within five years	5,721
Beyond five years	20,162
	$189,079

(Note Continued)

Interest expense by deposit category for the years ended September 30, 2003, 2002 and 2001 is as follows:

	September 30,		
	2003	2002	2001
		(In Thousands)	
NOW accounts	$ 428	$ 439	$ 483
Passbooks	1,280	1,325	1,326
Money market deposit accounts	187	316	416
Time deposits	7,183	8,512	10,716
	$9,078	$10,592	$12,941

Note 7 ~ Borrowings

FHLB "RepoPlus" advances are short-term borrowings maturing within one day to one year, bear a fixed interest rate and are subject to prepayment penalty. Although no specific collateral is required to be pledged for these borrowings, "RepoPlus" advances are secured under the blanket collateral pledge agreement. The Bank utilized "RepoPlus" advances during fiscal 2003 and 2002, ranging individually from $100,000 to $38,750,000, and from $100,000 to $19,540,000, respectively. The daily average balance during 2003 and 2002 was $7,282,000 and $3,969,000, respectively, and the daily average interest rate was 1.25% and 2.28%, respectively, with an average interest rate at fiscal year-end 2003 of 1.23%. The maximum amount outstanding at any month-end during 2003 and 2002 was $38,000,000 and $18,640,000, respectively. At September 30, 2003, RepoPlus advances outstanding were $38,000,000 at an interest rate of 1.23%. There were no RepoPlus advances outstanding at September 30, 2002.

Also included in short-term borrowings are treasury, tax and loan balances of $101,000 and $992,000 at September 30, 2003 and 2002, respectively.

(Note Continued)

Long-term debt consisted of the following at September 30, 2003 and 2002:

	Interest Rate	2003	2002
		(In Thousands)	
Fixed Rate Advances:			
December 16, 2002	6.03%	$ —	$ 10,000
May 27, 2003	2.72	—	1,031
July 14, 2003	7.12	—	10,000
October 24, 2003	6.58	10,000	10,000
August 30, 2004	6.88	10,000	10,000
October 12, 2004	3.80	5,000	5,000
January 14, 2005	3.88	10,000	10,000
June 23, 2005	2.20	434	—
July 1, 2005	3.91	7,500	7,500
January 17, 2006	4.43	10,000	10,000
July 3, 2006	4.31	7,500	7,500
June 23, 2010	3.24	340	—
Convertible Select Advances:			
November 12, 2002	6.31	—	5,000
May 12, 2003	6.72	—	10,000
June 16, 2003	6.46	—	15,000
April 21, 2005	2.01	532	—
May 18, 2005	2.18	539	—
July 5, 2005	2.28	2,159	—
December 22, 2005	4.05	1,018	1,030
December 22, 2005	2.28	533	—
February 20, 2008	5.48	10,000	10,000
October 7, 2008	6.44	15,000	14,728
October 23, 2008	2.95	546	—
December 18, 2008	5.15	10,000	10,000
January 22, 2009	5.26	1,975	1,971
January 10, 2010	3.24	803	—
January 21, 2010	3.23	1,731	—
February 8, 2010	3.26	1,158	—
March 1, 2010	3.24	1,159	—
March 17, 2010	6.05	20,000	20,000
March 17, 2010	3.15	930	—
April 21, 2010	3.12	577	—
May 19, 2010	5.39	1,072	1,082
June 23, 2010	3.50	238	—
August 18, 2010	3.39	580	—
August 30, 2010	5.93	10,000	10,000
September 22, 2010	3.42	585	—
September 22, 2010	3.35	345	—
October 20, 2010	3.33	454	—
January 19, 2011	4.57	5,000	5,000
November 2, 2011	4.40	5,000	5,000
Total Long-Term Debt		$152,708	$189,842

(Note Continued)

Contractual maturities of long-term debt at September 30, 2003 were as follows *(in thousands)*:

2004	$ 20,000
2005	26,164
2006	19,051
2007	—
2008	10,000
Thereafter	77,493
	$152,708

Under a blanket collateral pledge agreement, the Bank has pledged, as collateral for advances from the FHLB of Pittsburgh, all stock in the Federal Home Loan Bank and certain other qualifying collateral, such as investment securities, mortgage-backed securities and loans, with market values equal to at least 110% of the unpaid amount of outstanding advances. The remaining maximum borrowing capacity with the FHLB of Pittsburgh at September 30, 2003 was approximately $114,484,000.

FHLB "Convertible Select" advances are long-term borrowings with terms of up to ten years, and which have a fixed rate for the first three months to five years of the term. After the fixed rate term expires, and quarterly thereafter, the FHLB may convert the advance to an adjustable rate advance at their option. If the advance is converted to an adjustable rate advance, the Bank has the option at the conversion date, and quarterly thereafter, to prepay the advance with no prepayment fee.

Note 8 ~ Guaranteed Preferred Beneficial Interest in Company's Debentures

Guaranteed preferred beneficial interest in Company's debentures ("Preferred Securities") are summarized as follows at September 30, 2003 and 2002:

	2003	**2002**
	(In Thousands)	
9.75% fixed rate preferred securities due July 15, 2027	$ —	$10,250
4.54% floating rate preferred securities due September 26, 2032	10,000	10,000
	$10,000	$20,250

The foregoing Preferred Securities are obligations of wholly-owned statutory business trust subsidiaries (collectively, the "Trusts"). The Trusts were formed with initial capitalizations in common stock and for the exclusive purpose of issuing the Preferred Securities and using the proceeds to acquire Junior Subordinated Debt Securities ("Debt Securities") issued by the Company. The Debt Securities are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Debt Securities are due concurrently with the Preferred Securities. The Preferred Securities qualify as Tier 1 capital for regulatory capital purposes. The costs associated with these issuances have been capitalized and are being amortized to maturity using the straight-line method.

The 9.75% Fixed Rate Preferred Securities were callable in whole or in part, on or anytime after July 15, 2002. These Preferred Securities were called at par in whole on November 4, 2002, and unamortized issuance costs of $599,000 were written off and included in interest expense.

(Note Continued)

The 4.54% Floating Rate Preferred Securities are callable in whole or in part at par on September 26, 2007 and quarterly thereafter, except in certain circumstances. These securities bear interest at a rate of 4.54% up to December 26, 2003, and adjust quarterly thereafter at a rate equal to the three-month LIBOR rate plus 3.40%. Prior to September 26, 2007, the rate may not exceed 11.90%.

Note 9 ~ Securities Sold Under Agreements to Repurchase

The Bank enters into sales of securities under agreements to repurchase. Such repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the consolidated statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities sold under agreements to repurchase are collateralized by various securities that are either held in safekeeping by the Federal Home Loan Bank of Pittsburgh or delivered to the dealer who arranged the transaction. The market value of such securities exceeds the value of the securities sold under agreements to repurchase.

At September 30, short-term borrowings under agreements to repurchase securities sold are summarized as follows:

	2003	2002
	(Dollars in Thousands)	
Balance outstanding at September 30	$5,943	$5,849
Weighted average interest rate at the end of the year	0.37%	1.09%
Average daily balance during the year	$5,946	$5,782
Weighted average interest rate during the year	0.64%	1.43%
Maximum month-end balance during the year	$7,994	$7,014

Note 10 ~ Financial Instruments with Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the contractual amount of the Company's financial instrument commitments is as follows:

	September 30,	
	2003	2002
	(In Thousands)	
Commitments to grant loans	$ 5,595	$ 7,482
Unfunded commitments under lines of credit	31,832	23,281
Financial and performance standby letters of credit	93	122

(Note Continued)

The Bank's customers have available lines of credit as follows: consumer, both secured and unsecured, and commercial, generally unsecured. The amount available at September 30, 2003 and 2002 was $17,549,000 and $13,492,000, respectively, for consumer lines of credit and $14,281,000 and $9,117,000, respectively, for commercial lines of credit. The interest rate for the consumer lines of credit range from 3.50% to 18.00%, the majority of which is at variable rates. The interest rates for the commercial lines of credit are generally variable and based on prevailing market conditions at the time of funding. The Bank's customers also have available letters of credit. The amount available under these letters of credit at September 30, 2003 and 2002 was $93,000 and $122,000, respectively. The interest rates are generally variable and based on prevailing market conditions at the time of funding.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that in extending loans to customers. The Bank minimizes this risk by adhering to its written credit policies and by requiring security and debt covenants similar to those contained in loan agreements.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. The collateral consists primarily of residential real estate and personal property.

The Bank does not have any off-balance sheet risk at September 30, 2003, except for the commitments referenced above.

Note 11 ~ Income Taxes

The provision for income taxes in the consolidated statements of income for the years ended September 30 consists of the following:

	2003	2002	2001
		(In Thousands)	
Current:			
Federal	$838	$1,138	$1,186
State	98	360	56
	936	1,498	1,242
Deferred, federal	25	(222)	(259)
	$961	$1,276	$ 983

The difference between the expected and actual tax provision expressed as percentages of income before tax for the years ended September 30 are as follows:

	2003	2002	2001
Expected federal tax rate	34.0%	34.0%	34.0%
Tax-free interest	(14.6)	(13.6)	(12.5)
State income tax, net of federal tax benefit	1.1	4.2	0.8
Other items, net	(1.3)	(2.2)	(0.9)
Actual Tax Rate	19.2%	22.4%	21.4%

(Note Continued)

Net deferred tax assets consisted of the following components:

	September 30, 2003	September 30, 2002
	(In Thousands)	
Net deferred tax assets:		
Office premises and equipment	$ 363	$ 507
Allowance for loan losses	1,041	1,017
Deferred compensation	336	313
Net operating losses	189	—
Intangible assets	523	122
Other	276	206
Total Deferred Tax Assets	2,728	2,165
Unrealized gains on securities available for sale	(1,036)	(1,634)
Net Deferred Tax Assets	$1,692	$ 531

No net operating loss carryforwards, obtained from acquisitions, were utilized in fiscal 2003. The federal net operating loss carryforward of $555,000 is available to offset future taxable income through 2022.

The Company has determined that it is not required to establish a valuation allowance for deferred tax assets since it is more likely than not that the deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and, to a lesser extent, future taxable income.

Tax basis bad debt reserves established after 1987 are treated as temporary differences on which deferred income taxes have been provided. Deferred taxes are not required to be provided on tax bad debt reserves recorded in 1987 and prior years (base year bad debt reserves). Approximately $3,404,000 of the balances in retained earnings at September 30, 2003, represent base year bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. Should amounts previously claimed as a bad debt deduction be used for any purpose other than to absorb bad debts (which is not anticipated), tax liabilities will be incurred at the rate then in effect.

Note 12 ~ Stockholders' Equity

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

(Note Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Institution's category.

The Federal Reserve Board (FRB) measures capital adequacy for bank holding companies on the basis of a risk-based capital framework and a leverage ratio. The minimum ratio of total risk-based capital to risk-weighted assets is 8%. At least half of the total capital must be common stockholders' equity (not inclusive of net unrealized gains and losses on available for sale debt securities and net unrealized gains on available for sale equity securities) and perpetual preferred stock, less goodwill and other nonqualifying intangible assets (Tier 1 Capital). The remainder (i.e., the Tier 2 risk-based capital) may consist of hybrid capital instruments, perpetual debt, term subordinated debt, other preferred stock and a limited amount of the allowance for loan losses. At September 30, 2003, the Company had Tier I capital as a percentage of risk-weighted assets of 13.6% and total risk-based capital as a percentage of risk-weighted assets of 14.6%.

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines currently provide for a minimum ratio of Tier 1 capital as a percentage of average total assets (the Leverage Ratio) of 3% for bank holding companies that meet certain criteria, including that they maintain the highest regulatory rating. The minimum leverage ratio for all other bank holding companies is 4%. At September 30, 2003, the Company had a leverage ratio of 7.4%.

The following table sets forth certain information concerning the Bank's regulatory capital at September 30, 2003 and 2002:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of September 30, 2003:						
Total capital (to risk-weighted assets)	$48,733	13.8%	$≥28,333	≥8.0%	$≥35,416	≥10.0%
Tier 1 capital (to risk-weighted assets)	45,642	12.9	≥14,167	≥4.0	≥21,250	≥ 6.0
Tier 1 capital (to average assets)	45,642	7.4	≥24,754	≥4.0	≥30,943	≥ 5.0
As of September 30, 2002:						
Total capital (to risk-weighted assets)	46,086	13.2%	$≥27,873	≥8.0%	$≥34,842	≥10.0%
Tier 1 capital (to risk-weighted assets)	43,030	12.4	≥13,937	≥4.0	≥20,905	≥ 6.0
Tier 1 capital (to average assets)	43,030	7.1	≥24,159	≥4.0	≥30,199	≥ 5.0

Note 13 ~ Stock Option Plans

1988 Employee Stock Compensation Program and 1993 Employee Stock Compensation Program

The programs provide for the grant of both incentive stock options and compensatory stock options. They further provide that the incentive stock option price to purchase common stock is not less than the fair market value at the date of grant and the compensatory stock option price is equal to or less than the fair market value of the shares at date of grant, that all options terminate no later than ten years from date of grant, and that options become exercisable on a cumulative basis at 50% each year, commencing one year from date of grant. At September 30, 2003, there were no remaining shares available for grant under these programs.

1993 Directors' Stock Option Plan

The plan provided for the grant of non-qualified options to each non-employee director of the Company at an amount equal to the fair market value at the date of grant. All options terminate seven years from date of grant and options become exercisable immediately. At September 30, 2003, there were no remaining shares available for grant under the plan.

1997 Employee Stock Compensation Program

The program provides for the grant of both incentive stock options and compensatory stock options to all eligible persons, including executive officers and other full-time employees. It further provides that the option price to purchase common stock is equal to or less than the fair market value at the date of grant and that all options terminate no later than ten years from date of grant. Options for certain executive officers become exercisable immediately, and for all other employees, become exercisable on a cumulative basis at 50% each year, commencing one year from date of grant. At September 30, 2003, there were 70,149 options available for grant under the program.

1998 Stock Compensation Program, 2000 Stock Compensation Plan, 2001 Stock Compensation Plan and 2002 Stock Compensation Plan

The plans provide for the grant of non-qualified options to each non-employee director of the Company at an amount equal to the fair market value at the date of grant. All options terminate ten years from date of grant and options become exercisable immediately. At September 30, 2003, there were no remaining shares available for grant under the 1998 Stock Compensation Program, 2000 Stock Compensation Plan and 2001 Stock Compensation Plan and 11,250 options available for grant under the 2002 Stock Compensation Plan.

(Note Continued)

The following is a summary of the activity in the aforementioned stock option plans, adjusted to reflect the 10% stock dividends distributed on May 28, 2002 and May 28, 2003, for each of the years in the three-year period ended September 30:

	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	308,014	$11.58	286,774	$10.82	266,617	$10.86
Granted	77,437	17.27	67,712	13.39	48,170	8.99
Exercised	(45,437)	10.13	(43,798)	9.35	(24,614)	7.74
Forfeited	(3,777)	16.03	(2,674)	12.35	(3,399)	10.79
Outstanding, end of year	336,237	$13.03	308,014	$11.58	286,774	$10.82
Exercisable, at end of year	305,820	$12.70				

The following is a summary of the information concerning currently outstanding and exercisable options as of September 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$6.95 to $8.99	71,695	4.12	$ 8.42	71,695	$ 8.42
$9.95 to $12.95	88,393	4.74	11.14	88,393	11.14
$13.39 to $17.43	176,149	7.49	15.86	145,732	15.76
	336,237	6.05	$13.03	305,820	$12.70

The fair value of the options granted during 2003, 2002 and 2001 was $3.05, $2.98 and $1.52, respectively, on the date of grant using a Black-Scholes option-pricing model. The following assumptions were used in calculating the fair value of options granted during 2003: a dividend yield of 3.89%, volatility of 22.5%, risk free interest rate of 3.17% and a weighted-average expected life of 7 years. The following assumptions were used in calculating the fair value of options granted during 2002: a dividend yield of 4.34%, volatility of 24.0%, risk free interest rate of 4.60% and a weighted-average expected life of seven years. The following assumptions were used in calculating the fair value of options granted during 2001: a dividend yield of 5.01%, volatility of 21.6%, risk free interest rate of 5.03% and a weighted-average expected life ranging from 7 to 7.4 years.

(Note Continued)

Note 14 ~ Employee Benefit Plans

POST-RETIREMENT BENEFITS PLAN

During 1998, the Bank established a non-qualified Salary Continuation Plan covering certain officers of the Bank. The Plan is unfunded and provides benefits to participants based upon amounts stipulated in the Plan agreements for a period of 15 years from normal retirement, as defined in the respective Plan agreements. Participants vest in benefits based upon years of service from Plan initiation to normal retirement age. Expense is being accrued based on the present value of future benefits in which the participant is vested. Expense recognized under the Plan for 2003, 2002 and 2001 was approximately $123,000, $151,000 and $124,000, respectively.

The Bank has entered into life insurance policies designed to offset the Bank's contractual obligation to pay preretirement death benefits and to recover the cost of providing benefits. Participants in the Plan are the insured under the policy, and the Bank is the owner and beneficiary.

GROUP TERM REPLACEMENT PLAN

The Bank has purchased life insurance policies on the lives of certain officers of the Bank. By way of separate split dollar agreements, the policy interest is divided between the Bank and the officer. The Bank owns the policy cash surrender value, including accumulated policy earnings, and the policy death benefits over and above the cash surrender value are endorsed to the employee and beneficiary. Death benefit payments are the obligation of the insurance company. The Bank has no benefit obligation to the officer. Income recognized in 2003, 2002 and 2001 as a result of increased cash surrender value was approximately $108,000, $75,000 and $63,000, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN

The Bank maintains a non-contributory, tax qualified Employee Stock Ownership Plan ("ESOP") for the benefit of officers and employees who have met certain eligibility requirements related to age and length of service. Each year, the Bank makes a discretionary contribution to the ESOP in cash, Company common stock or a combination of cash and Company stock. Amounts charged to compensation expense were $221,000, $247,000 and $183,000 in 2003, 2002 and 2001, respectively.

Note 15 ~ Selected Quarterly Financial Data (Unaudited)

	Three Month Periods Ended			
	December 31	March 31	June 30	September 30
	(Dollars in Thousands)			
FISCAL 2003				
Interest income	$8,851	$8,328	$7,940	$7,341
Interest expense	5,967	5,051	4,834	4,343
Net interest income before provision for loan losses	2,884	3,277	3,106	2,998
Provision for loan losses	330	75	75	75
Other income	1,051	901	976	1,086
Operating expenses	2,612	2,715	2,718	2,665
Income before income taxes	993	1,388	1,289	1,344
Income tax provision	218	314	290	139
Net income	$ 775	$1,074	$ 999	$1,205
Earnings per share:				
Basic	$0.30	$0.40	$0.38	$0.49
Diluted	$0.29	$0.39	$0.36	$0.46
FISCAL 2002				
Interest income	$9,255	$8,978	$9,153	$9,224
Interest expense	6,266	5,628	5,609	5,580
Net interest income before provision for loan losses	2,989	3,350	3,544	3,644
Provision for loan losses	100	100	100	100
Other income	732	624	629	661
Operating expenses	2,466	2,504	2,518	2,583
Income before income taxes	1,155	1,370	1,555	1,622
Income tax provision	198	268	342	468
Net income	$ 957	$1,102	$1,213	$1,154
Earnings per share:				
Basic	$0.40	$0.45	$0.48	$0.45
Diluted	$0.39	$0.43	$0.46	$0.44

Note 16 ~ Fair Value of Financial Instruments

FASB Statement No. 107 "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practical to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Management uses its best judgment in estimating the fair value of the Company's financial instruments, however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The Company, in estimating its fair value disclosures for financial instruments, used the following methods and assumptions:

Cash and Cash Equivalents

The carrying amounts reported approximate those assets' fair value.

Securities

Fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

Loans Receivable

For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans receivable were estimated using discounted cash flow analyses, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. Loans with significant collectibility concerns were fair valued on a loan-by-loan basis utilizing a discounted cash flow method or the fair market value of the underlying collateral.

Restricted Investments in Bank Stock

The carrying amounts reported approximate those assets' fair value.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable approximate their fair value.

Deposit Liabilities

The fair values disclosed for demand deposits (e.g., interest-bearing and noninterest-bearing checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit

(Note Continued)

are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits.

SHORT-TERM BORROWINGS AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The carrying amounts for short-term borrowings and securities sold under agreements to repurchase approximate the estimated fair value of such liabilities.

GUARANTEED PREFERRED BENEFICIAL INTEREST IN COMPANY'S DEBENTURES

Fair values for guaranteed preferred beneficial interest in Company's debentures are estimated using a discounted cash flow calculation similar to that used in valuing fixed rate certificate of deposit liabilities.

LONG-TERM DEBT

The fair values for long-term debt were estimated using the interest rate currently available from the related party that holds the existing debt.

OFF-BALANCE SHEET INSTRUMENTS

Fair values for the Company's off-balance sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The carrying amounts and fair values of the Company's financial instruments as of September, 2003 and 2002 are presented in the following table:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$ 7,992	$ 7,992	$ 23,834	$ 23,834
Securities available for sale	192,429	192,429	162,385	162,385
Securities held to maturity	119,962	121,652	81,601	84,079
Loans, net (including loans held for sale)	264,698	273,674	318,189	325,920
Restricted investments in bank stock	10,447	10,447	10,120	10,120
Accrued interest receivable	3,408	3,408	3,711	3,711
Financial liabilities:				
Deposits	366,126	373,258	351,406	356,080
Short-term borrowings	38,101	38,101	992	992
Securities sold under agreements to repurchase	5,943	5,943	5,849	5,849
Guaranteed preferred beneficial interest in Company's debentures	10,000	10,028	20,250	20,326
Accrued interest payable	1,308	1,308	1,923	1,923
Long-term debt	152,708	165,141	189,842	205,150
Off-balance sheet financial instruments:				
Standby letters of credit	—	—	—	—
Commitments to extend credit	—	—	—	—

Note 17 ~ Fidelity Bancorp, Inc. Financial Information (Parent Company Only)

Following are condensed financial statements for the parent company:

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	September 30, 2003	2002
	(In Thousands)	
Assets		
Cash	$ 15	$ 267
Investment in subsidiary bank	50,306	48,873
Investment in subsidiary trusts	310	634
Securities available for sale	3,407	3,407
Mortgage-backed securities available for sale	—	248
Loan receivable from subsidiary bank	—	10,000
Other assets	350	1,700
Total Assets	$54,388	$65,129
Liabilities and Stockholders' Equity		
Liabilities:		
Subordinated debentures	$10,310	$20,877
Other liabilities	3,883	1,672
Total Liabilities	14,193	22,549
Total Stockholders' Equity	40,195	42,580
Total Liabilities and Stockholders' Equity	$54,388	$65,129

CONDENSED STATEMENTS OF INCOME

	Years Ended September 30, 2003	2002	2001
		(In Thousands)	
Dividends from subsidiaries	$1,809	$2,001	$1,871
Interest income	250	263	348
Interest expense	(1,208)	(1,062)	(1,055)
Other income	170	—	—
Other expense	(94)	(225)	(119)
Income Before Equity in Undistributed Net Income of Subsidiaries and Income Taxes	927	977	1,045
Income tax benefit	319	368	290
Net equity in undistributed net income of subsidiaries	2,807	3,081	2,277
Net Income	$4,053	$4,426	$3,612

(Note Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2003	2002	2001
		(In Thousands)	
Cash Flows from Operating Activities			
Net income	$4,053	$4,426	$3,612
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(2,807)	(3,081)	(2,277)
Contribution of stock to ESOP	—	195	93
(Gain) loss on sale of investments	(170)	(105)	37
Writedown of investment securities	—	246	27
Increase (decrease) in interest receivable	16	(1)	1
Increase in payable to subsidiary	3,473	504	964
Write-off of unamortized debt issuance costs	599	—	—
Other changes, net	(541)	(2,126)	(81)
Net Cash Provided by (Used in) Operating Activities	4,623	58	2,376
Cash Flows from Investing Activities			
Purchase of Carnegie Financial Corp., net	—	143	—
Purchase of securities available for sale	(339)	(1,073)	(362)
Sale of securities available for sale	543	451	230
Maturities and principal repayments of securities available for sale	541	1,591	558
Loan receivable from subsidiary bank	10,000	(10,000)	—
Investment in subsidiary trust	317	(310)	—
Net Cash Provided by (Used in) Investing Activities	11,062	(9,198)	426
Cash Flows from Financing Activities			
Issuance of subordinated debentures	—	10,310	—
Redemption of subordinated debentures	(10,567)	—	—
Debt issuance costs	—	(303)	—
Stock options exercised	439	408	190
Sale of stock through Dividend Reinvestment Plan	99	83	58
Proceeds from sale of stock in connection with the acquisition of First Pennsylvania Savings Association	1,304	—	—
Dividends paid	(1,191)	(1,031)	(830)
Acquisition of treasury stock	(6,021)	(233)	(2,286)
Net Cash Provided by (Used in) Financing Activities	(15,937)	9,234	(2,868)
Net Increase (Decrease) in Cash and Cash Equivalents	(252)	94	(66)
Cash and Cash Equivalents – Beginning	267	173	239
Cash and Cash Equivalents – Ending	$ 15	$ 267	$ 173

Note 18 ~ Contingent Liabilities

The Company is subject to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, after consultation with legal counsel, the resolution of these claims will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

Note 19 ~ Acquisitions

On October 10, 2001, the Company announced the signing of a Definitive Agreement and Plan of Merger whereby Fidelity Bancorp, Inc. would acquire all the outstanding common stock of Carnegie Financial Corporation ("Carnegie") for $14.75 per share in cash or Fidelity common stock. This represents an acquisition value of approximately $3.3 million. The acquisition received all regulatory approval in January 2002 and, on January 15, 2002, the stockholders of Carnegie approved the Agreement and Plan of Merger. The acquisition of Carnegie was completed on February 22, 2002.

The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Carnegie have been included in the Company's consolidated financial statements from February 22, 2002. The Company acquired loans with a fair market value of approximately $21.7 million and deposits with a fair market value of approximately $21.0 million in the transaction. Goodwill and other core deposit intangibles arising from the transaction were approximately $1.6 million.

On July 12, 2002, the Company and First Pennsylvania Savings Association ("First Pennsylvania") jointly announced the signing of an Agreement and Plan of Merger Conversion, whereby it was agreed that First Pennsylvania would merge with and into the Bank. On September 30, 2002, the agreement was amended to require an offering of stock of the Company to certain members of First Pennsylvania. Pursuant to the amended agreement, First Pennsylvania converted to a Pennsylvania-chartered stock savings institution and simultaneously merged with and into the Bank on December 31, 2002 and the Bank acquired all of the assets and assumed all of the liabilities of First Pennsylvania for no additional consideration. Liabilities assumed exceeded assets acquired by $161,000. Additionally, in connection with the merger, the Company sold approximately 98,560 shares at $15.93 per share of its common stock to certain members of First Pennsylvania and the Company's employee stock ownership plan in a subscription offering and to the Company's stockholders and certain members of the community in a stockholder and community offering.

The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of First Pennsylvania have been included in the Company's consolidated financial statements from December 31, 2002. The Company acquired loans with a fair value of approximately $6.8 million, investment and mortgage-backed securities with a fair value of $11.8 million, deposits with a fair value of approximately $12.3 million and Federal Home Loan Bank advances with a fair value of approximately $13.9 million in the transaction. Goodwill and core deposit intangibles arising from the transaction were approximately $161,000.

Overview

The Company reported net income of $4.053 million or $1.50 per share on a diluted basis for fiscal 2003 compared to $4.426 million or $1.72 per share on a diluted basis for fiscal 2002 and $3.612 million or $1.42 per share in fiscal 2001.

Return on average equity was 9.45%, 11.60% and 10.84% for fiscal years 2003, 2002 and 2001, respectively. Return on average assets was .66%, .76% and .65% for fiscal 2003, 2002, and 2001, respectively. The ratio of operating expenses to average assets for fiscal 2003 was 1.74% compared to 1.72% in fiscal 2002 and 1.65% in fiscal 2001.

The acquisition of First Pennsylvania Savings Association ("First Pennsylvania") was completed on December 31, 2002. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of First Pennsylvania have been included in the Company's consolidated financial statements from December 31, 2002. The Company acquired loans with a fair market value of approximately $6.8 million and deposits with a fair market value of approximately $12.3 million in the transaction. Goodwill and other intangibles from the transaction were approximately $161,000.

Total assets of the Company totaled $617.5 million at September 30, 2003, compared to $615.8 million at September 30, 2002. The acquisition of First Pennsylvania increased the assets of the Company by approximately $26.8 million. Increases were noted in investment securities and mortgage-backed securities, partially offset by decreases in cash and loans receivable. The growth was primarily funded by an increase in deposits.

The loan portfolio decreased approximately 16.4% in fiscal 2003 due to several factors. Interest rates remained at historically low levels during the year, thus significant loan prepayment activity continued. In addition, the uncertain economy caused some borrowers to delay new borrowing. Finally, the Company continued to sell a portion of newly originated first mortgage loans in the secondary market; a strategy emphasized in the current low rate environment. Mortgage loans originated during fiscal 2003 totaled $97.1 million, of which $25.6 million were originated for sale, consumer loans originated totaled $33.6 million and commercial business and lease loans originated totaled $39.7 million. The Company continued to lend primarily in its market area and did not seek to go outside its market area to originate additional loans.

The operating results of the Company depend primarily upon its net interest income, which is the difference between the yield earned on its interest-earning assets and the rates paid on its interest-bearing liabilities (interest-rate spread) and also the relative amounts of its interest-earning assets and interest-bearing liabilities. For the fiscal year ended September 30, 2003, the tax-equivalent interest-rate spread decreased to 2.15%, as compared to 2.48% in fiscal 2002. The tax-equivalent spread in fiscal 2001 was 2.28%. The ratio of average interest-earning assets to average interest-bearing liabilities increased to 103.5% in fiscal 2003, from 103.2% in fiscal 2002. The ratio was 102.8% in fiscal 2001. The decrease in the spread for fiscal 2003 reflects several factors, including a decrease in the yield earned on interest-earning assets, partially offset by a decrease in the cost of interest-bearing liabilities. The Company's operating results are also affected to varying degrees by, among other things, service charges and fees, gains and losses on sales of securities and loans, provision for loan losses, other operating income, operating expenses and income taxes.

ASSET AND LIABILITY MANAGEMENT

The Company's vulnerability to interest rate risk exists to the extent that its interest-bearing liabilities, consisting of customer deposits and borrowings, mature or reprice more rapidly or on a different basis than its interest-earning assets, which consist primarily of intermediate or long-term loans and investment securities, mortgage-backed securities, and collateralized mortgage obligations.

The principal determinant of the exposure of the Company's earnings to interest rate risk is the timing difference between the repricing or maturity of the Company's interest-earning assets and the repricing or maturity of its interest-bearing liabilities. If the maturities of such assets and liabilities were perfectly matched, and if the interest rates carried by its assets and liabilities were equally flexible and moved concurrently, neither of which is the case, the impact on net interest income of rapid increases or decreases in interest rates would be minimized.

The objective of interest rate risk management is to control, to the extent possible, the effects that interest rate fluctuations have on net interest income and on the net present value of the Company's interest-earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit exposure to interest rate risk. Interest rate risk is measured using net interest margin simulation and asset/liability net present value sensitivity analyses. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

The Company uses financial modeling to measure the impact of changes in interest rates on net interest margin. Assumptions are made regarding loan and mortgage-backed securities prepayments and amortization rates of passbook, money market and NOW account withdrawal rates. In addition, certain financial instruments may provide customers with a degree of "optionality," whereby a shift in interest rates may result in customers changing to an alternative financial instrument, such as from a variable to fixed rate loan product. Thus, the effects of changes in future interest rates on these assumptions may cause actual results to differ from simulation results.

The Company has established the following guidelines for assuming interest rate risk:

Net interest margin simulation – Given a +/– 200 basis point parallel shift in interest rates, the estimated net interest margin may not change by more than 20% for a one-year period.

Portfolio equity simulation – Portfolio equity is the net present value of the Company's existing assets and liabilities. Given a +200 basis point change in interest rates, portfolio equity may not decrease by more than 50% of total stockholders' equity. Given a –200 basis point change in interest rates, portfolio equity may not decrease by more than 20% of total stockholders' equity.

The following table illustrates the simulated impact of a 100 basis point or 200 basis point upward or downward movement in interest rates on net interest income and the change in portfolio equity. This analysis was done assuming that interest-earning asset and interest-bearing liability levels at September 30, 2003 remained constant. The impact of the rate movements was developed by simulating the effect of rates changing immediately from the September 30, 2003 levels.

Interest Rate Simulation Sensitivity Analysis

Movements in interest rates from September 30, 2003 rates:

	Increase		Decrease	
	+100 bp	+200 bp	-100 bp	-200 bp
Net interest income increase (decrease)	(0.2)%	(1.8)%	(6.2)%	(15.0)%
Portfolio equity increase (decrease)	(4.3)%	(15.0)%	(9.2)%	(23.2)%

Management is aware that the projected change in portfolio equity in the –200 basis point simulation exceeds the established limits; however, management believes that it is highly unlikely that such a result would actually occur given the extremely low interest rate environment that currently exists. The primary cause of the simulation result is the expectation of significantly higher prepayments of loans and mortgage-backed securities, while liabilities do not reprice at the same pace or have reached effective floors.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. The Company's one-year gap was a positive 3.7% at September 30, 2003 compared to a positive 10.3% at September 30, 2002. The Company considers this result at September 30, 2003 to be within its acceptable target range. As part of its efforts to minimize the impact of changes in interest rates, the Company continues to emphasize the origination of loans with adjustable-rate features or which have shorter average lives, the purchase of adjustable-rate securities, the extension of interest-bearing liabilities when market conditions permit, and the maintenance of a large portion of the investment and mortgage-backed securities portfolios in the available for sale category that could be sold in response to interest rate movements. The table below shows the Bank's gap position at September 30, 2003. Assumptions used in developing the table include cash flow and repricing projections for assets and liabilities. In developing the cash flow projections, prepayment estimates for loans and investments were also used. At September 30, 2003, these estimates anticipate a high rate of prepayment due to the low interest rate environment that continues to exist. The assumptions used may not be indicative of the actual prepayments and withdrawals which may be experienced by the Company.

	September 30, 2003			
	Three Months or Less	Over Three Months Through Twelve Months	After One Year Through Five Years	After Five Years
	(Dollars in Thousands)			
Interest-earning assets	$103,822	$69,045	$255,157	$159,788
Deposits, escrow liabilities and borrowed funds	80,187	70,041	222,455	173,866
Interest sensitivity	$ 23,635	$ (996)	$ 32,702	$(14,078)
Cumulative interest sensitivity	$ 23,635	$22,639	$ 55,341	$41,263
Cumulative ratio as a percent of assets	3.8%	3.7%	9.0%	6.7%

In addition to managing the Company's gap as discussed above, Fidelity has an Asset Liability Management Committee composed of senior officers which meets periodically to review the Company's exposure to interest rate risk resulting from other factors. Among the areas reviewed are progress on previously determined strategies, national and local economic conditions, the projected interest rate outlook, loan and deposit demand, pricing, liquidity position, capital position and regulatory developments. Management's evaluation of these factors indicates the current strategies of emphasizing the origination and purchase of adjustable rate or shorter-term loan products, while retaining in the portfolio, a portion of the fixed rate loans originated, purchasing investments with either fixed or adjustable rates and competitively pricing deposits produces an acceptable level of interest rate risk in the current environment.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no operating business other than that of the Bank. The Company's principal liquidity needs are for the payment of dividends and the payment of interest on its outstanding trust preferred securities. The Company's principal sources of liquidity are earnings on its investment securities portfolio and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends. At September 30, 2003, the Bank could pay approximately $13.3 million in dividends to the Company without prior approval from regulators.

Fidelity's primary sources of funds have historically consisted of deposits, amortization and prepayments of outstanding loans and mortgage-backed securities, borrowings from the FHLB of Pittsburgh and other sources, including repurchase agreements and sales of investments. During fiscal 2003, the Bank used its capital resources primarily to meet its ongoing commitments to fund maturing savings certificates and savings withdrawals, fund existing and continuing loan commitments and asset growth, and to maintain its liquidity. At September 30, 2003 the total of approved loan commitments amounted to $5.6 million and the Company had $9.5 million of undisbursed loan funds. The amount of savings certificates which are scheduled to mature in the twelve-month period ended September 30, 2004 is $80.7 million. Management believes that, by evaluation of competitive instruments and pricing in its market area, it can, in most circumstances, manage and control maturing deposits so that a substantial amount of such deposits are redeposited in the Company.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

The following table represents the Company's on-and-off balance sheet aggregate contractual obligations to make future payments as of September 30, 2003.

	September 30, 2003			
	One Year or Less	Over One Year To Three Years	Over Three Years to Five Years	Over Five Years
	(Dollars in Thousands)			
Time deposits	$80,717	$60,930	$27,270	$20,162
Trust preferred securities	441	882	882	16,172
Operating leases	246	324	229	243
Total	$81,404	$62,136	$28,381	$36,577

In addition, the Company, in the conduct of ordinary business operations routinely enters into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contract. Management is not aware of any additional commitments or contingent liabilities, which may have a material adverse impact on the liquidity or capital resources of the Company.

The Company is also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

CAPITAL

At September 30, 2003, the Company had capital in excess of all applicable regulatory capital requirements. At September 30, 2003, the ratio of the Company's Tier 1 capital to average assets was 7.4%. The Company's ratio of Tier 1 capital to risk-weighted assets was 13.6% and its ratio of total capital to risk-weighted assets was 14.6%.

The Bank currently exceeds all regulatory capital requirements, having a leverage ratio of Tier 1 capital to total average assets of 7.4% and a ratio of qualifying total capital to risk-weighted assets and off-balance sheet items of 13.8% at September 30, 2003. As a result, regulatory capital requirements are not expected to have a material impact on operations.

FINANCIAL CONDITION

The Company's assets were $617.5 million at September 30, 2003, an increase of $1.7 million or .27% over assets at September 30, 2002. The acquisition of First Pennsylvania increased the assets of the Company by approximately $26.8 million. Increases were noted in securities held to maturity and securities available for sale, partially offset by a decrease in cash and loans receivable. The growth primarily reflects an increase in cash, securities held to maturity, mortgage-backed securities and collateralized mortgage obligations held to maturity and mortgage-backed securities and collateralized mortgage obligations available for sale. The growth was primarily funded by an increase in deposits.

LOAN PORTFOLIO

Net loans receivable decreased $51.9 million or 16.4% to $264.4 million at September 30, 2003 from $316.3 million at September 30, 2002. Loans originated totaled $170.3 million in fiscal 2003, including amounts disbursed under lines of credit, versus $115.9 million in fiscal 2002. In addition, $6.8 million in net loans were acquired with the purchase of First Pennsylvania during fiscal 2003 and $21.7 in net loans were acquired with the purchase of Carnegie Financial Corp. in fiscal 2002.

Mortgage loans originated amounted to $97.1 million, including $25.6 million originated for sale, and $59.4 million, including $19.0 million originated for sale in fiscal 2003 and 2002, respectively. The Bank did not purchase any mortgage loans in fiscal 2003 or fiscal 2002, but obtained $4.6 million in mortgage loans with the acquisition of First Pennsylvania in fiscal 2003 and $21.7 million in mortgage loans with the acquisition of Carnegie in fiscal 2002. The increase in the level of mortgage loan originations in fiscal 2003 primarily reflects the historically low interest rate environment that existed during the year. The origination of adjustable rate mortgages (ARM's) increased to $35.1 million in fiscal 2003 from $22.5 million in fiscal 2002. The increase reflects both the low rate environment and a slightly increased emphasis on adjustable loans by customers; however, most still preferred fixed rate loans. Primarily for asset/liability management purposes, the Company initiated a program in fiscal 2001 in which a portion of the fixed rate, single-family mortgage loans originated were sold. Gains of $512,000 were realized on these sales in fiscal 2003. Principal repayments on outstanding mortgage loans increased to $127.3 million in fiscal 2003 as compared to $63.4 million fiscal 2002, reflecting the historically low interest rate environment. The combination of the above factors resulted in an overall decrease in mortgage loans receivable to $174.4 million at September 30, 2003 from $225.7 million at September 30, 2002.

Other loan originations, including installment loans, commercial business loans and disbursements under lines of credit, totaled $73.2 million in fiscal 2003 versus $56.5 million in fiscal 2002. During fiscal 2003, the Bank continued to emphasize other loans, particularly home equity loans, equity lines of credit and commercial business loans, since they generally have shorter terms than mortgage loans and would perform better in a rising rate environment. The decrease in interest rates affected this portion of the Bank's business as well as both business customers and consumers sought to refinance or prepay loans. The net result of the above factors caused the balance of installment loans to increase to $67.3 million at September 30, 2003, as compared to $61.9 million at September 30, 2002. Commercial business loans and leases, however, decreased, totaling $36.0 million at September 30, 2003 versus $42.3 million at September 30, 2002.

NON-PERFORMING ASSETS

The following table sets forth information regarding non-accrual loans and foreclosed real estate at the dates indicated. The Bank did not have any loans which were classified as troubled debt restructurings at the dates presented.

	September 30, 2003	2002	2001
Non-accrual residential real estate loans (one-to-four family)	$ 795,000	$ 515,000	$ 110,000
Non-accrual construction, multi-family residential and commercial real estate loans	367,000	408,000	814,000
Non-accrual installment loans	615,000	273,000	242,000
Non-accrual commercial business and lease loans	1,151,000	1,461,000	1,182,000
Total non-performing loans	$2,928,000	$2,657,000	$2,348,000
Total non-performing loans as a percent of net loans receivable	1.11%	0.84%	0.74%
Total foreclosed real estate, net of related reserves	$ 675,000	$ 658,000	$ 314,000
Total non-performing loans and foreclosed real estate as a percent of total assets	0.58%	0.54%	0.48%

At September 30, 2003, non-accrual loans consisted of fifteen 1-4 family residential real estate loans totaling $795,000, three commercial real estate loans totaling $367,000, thirty installment loans totaling $615,000 and twelve commercial business loans totaling $1.151 million. The largest individual non-accrual loan is a commercial business loan for $367,000.

Management has evaluated these loans and is satisfied that the allowance for possible losses on loans at September 30, 2003 is adequate. The allowance for loan losses was $3,091,000 at September 30, 2003, $3,056,000 at September 30, 2002 and $2,871,000 at September 30, 2001. The balance at September 30, 2003, at 1.16% of loans receivable and 105.6% of non-performing loans, is considered reasonable by management.

Foreclosed real estate at September 30, 2003 consists of two single-family houses, and two commercial real estate properties, all of which are located in the Bank's market area. Management believes that the carrying value of the properties at September 30, 2003 approximates the fair value less costs to sell. However, while management uses the best information available to make such determinations, future adjustments may become necessary.

SECURITIES AVAILABLE FOR SALE

Securities available for sale increased $30.0 million to $192.4 million at September 30, 2003 from $162.4 million at September 30, 2002. These securities may be held for indefinite periods of time and are generally used as part of the Bank's asset/liability management strategy. These securities may be sold in response to changes in interest rates, prepayment rates or to meet liquidity needs. These securities consist of mortgage-backed securities, collateralized mortgage obligations, U.S. Government and Agency securities, tax-free municipal obligations, mutual funds, Federal Home Loan Mortgage Corporation stock, corporate obligations, trust preferred securities and other equity securities. During fiscal 2003, the Bank purchased $114.9 million of these securities and sold $11.6 million. Sales of these securities in fiscal 2003 resulted in a net pretax gain of $748,000. In addition, fiscal 2003 and fiscal 2002 results include a loss of $110,000 and $246,000, respectively, resulting from the write-down of investments in equity securities for declines in value that are considered other than temporary.

SECURITIES HELD TO MATURITY

Securities held to maturity increased $38.4 million or 47.0% to $120.0 million at September 30, 2003, compared to $81.6 million at September 30, 2002. These investments are comprised of mortgage-backed securities, collateralized mortgage obligations, U.S. Government and Agency securities, tax-exempt municipal securities and corporate obligations. The increase in fiscal 2003 reflects the purchase of $102.7 million of these securities. There were no sales of investment securities held to maturity in fiscal 2003.

OFFICE PREMISES AND EQUIPMENT

Office premises and equipment increased $138,000 or 2.4% to $5.8 million at September 30, 2003, due primarily to the addition of the building acquired in the First Pennsylvania transaction, partially offset by depreciation.

DEPOSITS

Deposits increased $14.7 million during fiscal 2003 to $366.1 million at September 30, 2003. Deposit increases occurred in demand deposits, NOW accounts, and passbook accounts, while time deposits decreased and money market accounts remained relatively unchanged.

The increase in passbook accounts reflects the continued popularity of this type of account with some customers. Bank rates on such accounts stayed relatively constant and some depositors sought the safety and certainty of these products. Demand deposits and NOW accounts are relatively rate insensitive and the increased balances in these categories reflects the increased emphasis management has placed on attracting and retaining such accounts. The increase in time deposits reflects the Bank's attempt to retain or increase market share by offering competitive rates on these products. The nature of the Bank's primary market area for time deposits from other banks and thrifts remains extremely competitive. In addition, the Bank faces competition for these deposits from alternative sources such as the stock market and mutual funds.

SHORT-TERM BORROWINGS

Short-term borrowings include Federal Home Loan Bank "RepoPlus" advances and treasury, tax and loan notes. These borrowings increased $37.1 million to $38.1 million at September 30, 2003, from $992,000 at September 30, 2002. Approximately $52.8 million of long-term FHLB advances matured during fiscal 2003 and a significant portion of these advances were replaced with short-term RepoPlus advances while the remaining were paid with excess cash on hand. The Bank continues to utilize FHLB advances as both a short-term funding source and as an effective means to structure borrowings to complement asset/liability management goals.

LONG-TERM DEBT

Long-term debt represents FHLB advances, including fixed-rate advances and "Convertible Select" advances. Long-term debt decreased $37.1 million or 19.6% to $152.7 million at September 30, 2003, from $189.8 million at September 30, 2002. As noted above, long-term FHLB advances maturing during fiscal 2003 were either paid with excess cash on hand or replaced with short-term FHLB RepoPlus advances consistent with asset/liability management strategies.

GUARANTEED PREFERRED BENEFICIAL INTEREST IN COMPANY'S DEBENTURES

Guaranteed preferred beneficial interest in Company's debentures decreased $10.25 million to $10.0 million at September 30, 2003, from $20.25 million at September 30, 2002. On November 4, 2002, $10.25 million of 9.75% trust preferred securities were called. These securities were redeemed with the proceeds from a September 2002 offering of $10.0 million in floating rate trust preferred securities that bore an initial rate of 3-month LIBOR plus 3.40%. The floating rate trust preferred securities' current rate is 4.54%. The 9.75% trust preferred securities were called by the Company and replaced by the floating rate trust preferred securities primarily to take advantage of the current low interest rate environment.

STOCKHOLDERS' EQUITY

Stockholders' equity decreased $2.4 million or 5.6% to $40.2 million at September 30, 2003 compared to $42.6 million at September 30, 2002. This result reflects net income of $4.05 million, stock options exercised of $533,000, stock issued under the Dividend Reinvestment Plan of $99,000, and stock issued in conjunction with the acquisition of First PA of $1.3 million. Offsetting these increases was a decrease in unrealized holding gains, net of unrealized holding losses, on securities available for sale of $1.2 million, common stock cash dividends paid of $1.2 million and the purchase of treasury stock at cost for $6.0 million.

RESULTS OF OPERATIONS

Comparison of Fiscal Years Ended September 30, 2003, 2002, and 2001

Net income was $4.05 million ($1.50 per diluted share) for the year ended September 30, 2003 compared to $4.43 million ($1.73 per diluted share) for fiscal 2002 and $3.61 million ($1.42 per diluted share) for fiscal 2001. The decrease reflects a decrease in net interest income before provision for loan losses of $1.26 million or 9.3%, an increase in the provision for loan losses of $155,000 or 38.8%, and an increase in other operating expenses of $641,000 or 6.4%. Partially offsetting these factors was an increase in other operating income of $1.37 million or 51.8% and a decrease in the provision for income taxes of $315,000 or 24.7%.

INTEREST RATE SPREAD

The Bank's interest rate spread, the difference between yields on interest-earning assets and the cost of funds, decreased to 2.15% on a tax-equivalent basis in fiscal 2003 from 2.48% in fiscal 2002. The spread was 2.28% in fiscal 2001. The following table shows the average tax-equivalent yields earned on the Bank's interest-earning assets and the average rates paid on its interest-bearing liabilities for the periods indicated, the resulting interest rate spreads, and the net yields on interest-earning assets.

	Fiscal Years Ended September 30,		
	2003	2002	2001
Average yield on:			
Mortgage loans	7.24%	7.46%	7.64%
Mortgage-backed securities and collateralized mortgage obligations	3.80	5.50	6.40
Installment loans	6.83	7.65	8.18
Commercial business loans and leases	6.46	7.52	8.90
Interest-earning deposits with other institutions, investment securities, and FHLB stock[1]	4.80	5.80	6.87
Total interest-earning assets	5.70	6.73	7.44
Average rates paid on:			
Savings deposits	2.51	3.19	4.25
Borrowed funds	5.37	5.91	6.45
Total interest-bearing liabilities	3.55	4.25	5.16
Average interest rate spread	2.15%	2.48%	2.28%
Net yield on interest-earning assets	2.27%	2.61%	2.42%

[1]Interest income on tax-free investments has been adjusted for federal income tax purposes using a rate of 34%.

INTEREST INCOME ON LOANS

Interest income on loans decreased by $3.6 million or 14.8% to $20.6 million in fiscal 2003 as compared to fiscal 2002. The decrease primarily reflects a decrease in the average size of the loan portfolio, as well as a decrease in the average yield earned on the loan portfolio. The average size of the loan portfolio decreased from an average balance of $322.3 million in fiscal 2002 to $292.5 million in fiscal 2003. The decrease in the average balance of the loan portfolio reflects accelerated prepayments due to the historically low rate environment, and to increased volumes of first mortgage loans originated and sold in the secondary market. Fiscal 2003 results include the purchase of First Pennsylvania and its loan portfolio and fiscal 2002 results include the purchase of Carnegie and its loan portfolio. Interest income on loans decreased by $2.4 million or 8.9% to $24.2 million in fiscal 2002 as compared to fiscal 2001. The decrease primarily reflects a decrease in the average size of the loan portfolio, as well as a decrease in the average yield earned on the loan portfolio. The average size of the loan portfolio decreased from an average balance of $336.8 million in fiscal 2001 to $322.3 million in fiscal 2002.

INTEREST INCOME ON MORTGAGE-BACKED SECURITIES

Interest income on mortgage-backed securities decreased $929,000 or 16.3% to $4.8 million in fiscal 2003 from $5.7 million in fiscal 2002. The average balance of mortgage-backed securities held, including mortgage-backed securities available for sale, increased from $103.7 million in fiscal 2002 to $125.9 million in fiscal 2003. The yield on these securities, however, decreased in fiscal 2003. The yield earned on mortgage-backed securities is affected, to some degree, by the repayment rate of loans underlying the securities. Premiums or discounts on the securities, if any, are amortized to interest income over the life of the securities using the level yield method. During periods of falling interest rates, repayments of the loans underlying the securities generally increase, which shortens the average life of the securities and accelerates the amortization of the premium or discount. Falling rates, however, also tend to increase the market value of the securities. A rising rate environment generally causes a reduced level of loan repayments and a corresponding decrease in premium/discount amortization rates. Rising rates generally decrease the market value of the securities.

Interest income on mortgage-backed securities increased by $302,000 or 5.6% to $5.7 million in fiscal 2002 from $5.4 million in fiscal 2001. The average balance of mortgage-backed securities held, including mortgage-backed securities available for sale, increased from $84.4 million in fiscal 2001 to $103.7 million in fiscal 2002. The yield earned on these securities, however, decreased in fiscal 2002.

INTEREST INCOME ON INVESTMENTS

Interest income on investments (including those available for sale), which includes interest-earning deposits with other institutions and FHLB stock, was $7.1 million in fiscal 2003 compared to $6.7 million in fiscal 2002. The fiscal 2003 results reflect an increase in the average balance of such investments to $170.4 million in fiscal 2003 as compared to $134.9 million in fiscal 2002, partially offset by a decrease in the average tax-equivalent yield earned in fiscal 2003 as compared to fiscal 2002.

Interest income on investments was $6.7 million in fiscal 2002, unchanged from fiscal 2001. The fiscal 2002 results reflect an increase in the average balance of such investments to $134.9 million in fiscal 2002 as compared to $110.3 million in fiscal 2001, partially offset by a decrease in the average tax-equivalent yield earned in fiscal 2002 as compared to fiscal 2001.

INTEREST EXPENSE ON DEPOSITS

Interest on deposits decreased $1.5 million or 14.3% to $9.1 million in fiscal 2003 from $10.6 million in fiscal 2002. The decrease reflects a decrease in the average rate paid on deposits in fiscal 2003, as compared to fiscal 2002, partially offset by an increase in the average balance of deposits in fiscal 2003. The fiscal 2003 balances include the approximately $12.3 million in deposits assumed in the First Pennsylvania acquisition and fiscal 2002 balances include the approximately $21.0 million in deposits assumed in the Carnegie acquisition.

Interest on deposits decreased $2.3 million or 18.2% to $10.6 million in fiscal 2002 from $12.9 million in fiscal 2001. The decrease reflects a decrease in the average rate paid on deposits in fiscal 2002, as compared to fiscal 2001, partially offset by an increase in the average balance of deposits in fiscal 2002.

INTEREST EXPENSE ON SHORT-TERM BORROWINGS

Interest expense on short-term borrowings (including FHLB "RepoPlus" advances and treasury, tax and loan notes) decreased $21,000 or 10.4% to $181,000 in fiscal 2003 compared to $202,000 in fiscal 2002. The decrease reflects a decrease in the cost of these funds, partially offset by a higher level of average short-term borrowing in fiscal 2003. The Bank continued to use FHLB "RepoPlus" advances as cost effective sources of funding in fiscal 2003. Interest expense on short-term borrowings decreased $1.2 million or 85.1% to $202,000 in fiscal 2002 compared to fiscal 2001. The decrease reflects both a lower level of average short-term borrowing in fiscal 2002, as well as a decrease in the cost of these funds.

INTEREST EXPENSE ON LONG-TERM DEBT

Interest expense on long-term debt (including FHLB fixed rate advances and "Convertible Select" advances) decreased $1.5 million or 13.4% to $9.7 million in fiscal 2003 compared to fiscal 2002. The decrease reflects both a decrease in the average balance of long-term debt, as well as a decrease in the cost of these borrowings. Fiscal 2003 balances include approximately $13.9 million of long-term FHLB advances assumed in the acquisition of First Pennsylvania. Interest expense on long-term debt was $11.3 million in fiscal 2002, relatively unchanged from fiscal 2001. The fiscal 2002 results reflect a higher lever of average long-term debt, partially offset by a decrease in the cost of these borrowings.

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimates of the losses inherent in the portfolio, based on a monthly review by management of the following factors:

- historical experience;
- volume;
- type of lending conducted by the Bank;
- industry standards;
- the level and status of past due and non-performing loans;
- the general economic conditions in the Bank's lending area; and
- other factors affecting the collectibility of the loans in its portfolio.

Large groups of smaller balance homogenous loans, such as residential real estate, small commercial real estate and home equity and consumer loans, are evaluated in the aggregate using historical loss factors and other data. Large balance and/or more complex loans, such as multi-family and commercial real estate loans may be evaluated on an individual basis and are also evaluated in the aggregate to determine adequate reserves. As individually signficant loans become impaired, specific reserves are assigned to the extent of the impairment.

The provision for loan losses was $555,000, $400,000 and $475,000 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively. The provisions reflect management's evaluation of the loan portfolio, current economic conditions, and other factors as described above. Based on this evaluation, the allowance has remained relatively unchanged from $3.06 million at September 30, 2002 to $3.09 million at September 30, 2003. Loan charge-offs, net of recoveries, were $560,000 in fiscal 2003 compared to $419,000 in fiscal 2002 and $514,000 in fiscal 2001.

The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future and that additional provisions for losses will not be required.

OTHER INCOME

Fidelity's non-interest or total other income increased by $1.4 million or 51.8% to $4.0 million in fiscal 2003 compared to fiscal 2002. Other income increased by $419,000 or 18.8% to $2.6 million in fiscal 2002 as compared to fiscal 2001. The increases in other income over the last several years reflects both the growth in the Bank which has expanded opportunities for fee income and the declining rate environment which has allowed the Bank to increase its income from gains on sales of loans and investment securities.

Included in non-interest income is service fee income on loans and late charges which increased by $196,000 in fiscal 2003 and increased by $100,000 in fiscal 2002 over the respective prior years. The increase in fiscal 2003 as well as the increase in fiscal 2002 are primarily attributable to an increase in late charges on loans and title insurance fees.

Deposit service charges and fee income was $1.2 million, $953,000 and $658,000 in fiscal 2003, 2002 and 2001, respectively. The increase in fiscal 2003 reflects increased fees relating to returned checks, partially offset by a decrease in service charge fees on savings and checking accounts. The increase in fiscal 2002 reflects increased fees related to checking accounts, including return check charges.

The Company recorded net gains of $638,000 and $238,000 in fiscal 2003 and fiscal 2001, respectively, and a net loss of $12,000 in fiscal 2002, on the sale and write-down of securities. All sales were made from the available for sale category and reflected normal efforts to reposition portions of the portfolio at various times during the years to reflect changing economic conditions, changing market conditions and to carry out asset/liability management strategies. In addition, losses resulting from the write-down of investments in equity securities for declines in value that are considered other than temporary were $110,000, $246,000 and $27,000 in fiscal years 2003, 2002 and 2001, respectively.

Gain on sale of loans was $512,000, $292,000 and $111,000 in fiscal years 2003, 2002 and 2001, respectively. In fiscal 2001, the Company began a program to sell, servicing released, a portion of the fixed-rate, first mortgage residential loans originated. This program is intended to allow the Company to offer competitive market rates on loans, while not retaining in portfolio some loans that may not fit the current asset/liability strategy. In addition, such loans can generally be sold at a profit when a commitment to sell is locked in when the application is taken. In addition, the Company sells a portion of the loans originated under low-income housing programs in which it participates in the Pittsburgh area.

Other operating income includes miscellaneous sources of income, which consist primarily of automated teller machine (ATM) fees, fees from the sale of cashiers checks and money orders, and safe deposit box rental income. Such income amounted to $1.04 million, $1.03 million, and $932,000 in fiscal 2003, 2002, and 2001, respectively. Fiscal 2003 results were relatively unchanged from fiscal 2002 and attributed to an increase in rental income, partially offset by a decrease in ATM fees and fees collected on accident and health insurance. The increase in fiscal 2002 primarily reflects an increase in ATM fees; four automated teller machines were acquired in the Carnegie transaction in February 2002.

OTHER EXPENSES

Other expenses increased $641,000 or 6.4% to $10.7 million in fiscal 2003 and increased $958,000 or 10.5% to $10.1 million in fiscal 2002, from $9.1 million in fiscal 2001.

Compensation, payroll taxes and fringe benefits, the largest component of operating expenses, increased $528,000 or 8.7% to $6.6 million in fiscal 2003, and increased $714,000 or 13.3% to $6.1 million in fiscal over the respective prior years. Factors contributing to the increase in fiscal 2003 were the acquisition of First Pennsylvania and the addition of the Cranberry branch, normal salary increases, increases in the cost of health insurance, and increased payroll taxes. Factors contributing to the increase in fiscal 2002 were the addition of the Carnegie branch in February 2002, normal salary increases for employees, increases in the cost of health insurance, and increased retirement costs and payroll taxes.

Office occupancy and equipment expense increased $56,000 or 6.1% to $978,000 in fiscal 2003 and increased $24,000 or 2.7% to $922,000 in fiscal 2002 over the respective prior years. The increase in fiscal 2003 reflects increased rent expense associated with the addition of the Cranberry branch, as well as all other occupancy and equipment expenses associated with operating two additional branches. The increase in fiscal 2002 primarily reflects an increase in expenses associated with operating an additional branch.

Depreciation and amortization increased $131,000 or 21.6% to $737,000 in fiscal 2003 and decreased $24,000 or 3.8% to $606,000 in fiscal 2002 over the respective prior years. The results in fiscal 2002 reflect depreciation on additions to property being substantially offset by equipment becoming fully depreciated. Fiscal 2003 results primarily reflect the addition of the Troy Hill and Cranberry branches.

The Bank recorded net losses on foreclosed real estate of $84,000, $50,000 and $19,000 in fiscal years 2003, 2002 and 2001, respectively. The results reflect the costs associated with the holding and disposition of properties during the periods. At September 30, 2003, the Bank had two single-family and two commercial real estate properties classified as foreclosed real estate.

Intangible amortization was $50,000, $163,000 and $125,000 in fiscal years 2003, 2002 and 2001, respectively. The results reflect the amortization of the intangibles generated by the acquisition of Pennwood in July 2000, Carnegie in February 2002, and First Pennsylvania in December 2002, on an accelerated basis over ten years.

Other operating expenses, which consist primarily of check processing costs, advertising, bank service charges, supervisory examination and assessment fees, legal and other administrative expenses, amounted to $2.2 million in fiscal 2003 and 2002 and $2.1 million in fiscal 2001. Significant variations in fiscal 2003, compared to fiscal 2002, include increases in checking account charge-offs, postage expense, and stationary and supplies, partially offset by decreases in legal and consulting fees. Significant variations in fiscal 2002, compared to fiscal 2001, include increases in bank service charges, checking account charge-offs, legal and audit fees and consulting fees.

INCOME TAXES

The Company generated taxable income and, as a consequence, recorded tax provisions of $961,000, $1.3 million and $983,000 for fiscal 2003, 2002 and 2001, respectively. These changes reflect the difference in the Bank's profitability for the periods as well as differences in the effective tax rate, which was 19.2%, 22.4% and 21.4%, for fiscal 2003, 2002 and 2001, respectively.

The difference between the Company's effective tax rate and the statutory rate is primarily attributable to the Bank's portfolio of municipal obligations the interest on which is exempt from federal tax. Also contributing to the Company's lower effective tax rate is FBIC, Inc., a Delaware passive investment corporation formed by the Bank to hold a portion of its mortgage loan portfolio. Interest income received by FBIC, Inc. is exempt from state tax.

FORWARD-LOOKING STATEMENTS

The Company may from time to time make written or oral "forward-looking statements," including statements contained in the Company's filings with the Securities and Exchange Commission (including this Annual Report and Form 10-K and the exhibits hereto and thereto), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond the Company's control). The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause the Company's financial performance to differ materially from that expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System ("the FRB"); inflation; interest rate, market and monetary fluctuations; the timely development of competitive new products and services by the Company and the acceptance of such products and services by customers; the willingness of customers to substitute competitors' products and services for the Company's products and services and vice versa; laws concerning taxes, banking, securities and insurance; technological changes; future acquisitions; the expense savings and revenue enhancements from acquisitions being less than expected; the growth and profitability of the Company's noninterest or fee income being less than expected; unanticipated regulatory or judicial proceedings; changes in consumer spending and saving habits; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company.

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical tot he maintenance of acceptable performance levels.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. These policies are contained in Note 1 to the consolidated financial statements.

Our accounting and reporting policies conform with the accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates. If actual results are different than management's judgments and estimates, the Company's financial results could change, and such change could be material.

Allowance for Loan Losses. The Company considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The balance in the allowance for loan losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management's assumptions as to future delinquencies, recoveries and losses. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management's estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

Valuation of Goodwill. The Company assesses the impairment of goodwill at least annually, and whenever events or significant changes in circumstance indicate that the carrying value may not be recoverable. Factors that the Company considers important in determining whether to perform an impairment review include significant underperformance relative to forecasted operating results and significant negative industry or economic trends. If the Company determines that the carrying value of goodwill may not be recoverable, then the Company will assess impairment based on a projection of undiscounted future cash flows and measure the amount of impairment based on fair value.

Accounting for Stock Options. As permitted by SFAS No. 123, the Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25. Under APB No. 25, no compensation expense is recognized in the income statement related to any options granted under the Company's stock option plans. The pro forma impact to net income and earnings per share that would occur if compensation expense was recognized, based on the estimated fair value of the options on the date of the grant, is disclosed in the notes to the consolidated financial statements.

CHANGE IN AUDITORS

KPMG LLP ("KPMG") served as the Company's independent auditors for the fiscal year ended September 30, 2002. On May 28, 2003, the Company notified KPMG of its decision to dismiss KPMG as its independent auditors. The decision to change accountants was approved by the audit committee of the Board of Directors. KPMG's reports on the Company's consolidated financial statements for the two fiscal years ended September 30, 2002 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with audits of the two fiscal years ended September 30, 2002 and any subsequent interim period preceding the date of the termination of their engagement, there were no disagreements or reportable events between the Company and KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG, would have caused them to make a reference to the subject matter of the disagreements or reportable events in connection with their reports.

Stock Information

The following table sets forth the fiscal 2003 and 2002 high and low prices as reported on the NASDAQ National Market System and the dividends declared per common share. Amounts shown have been adjusted to reflect the 10% stock dividends paid in May 2003 and May 2002.

	Stock Price		Dividends	
Quarter Ended:	**High**	**Low**	**Cash**	**Stock**
September 30, 2003	$24.06	$19.80	$.12	—
June 30, 2003	21.53	19.05	.12	10%
March 31, 2003	19.29	16.83	.109	—
December 31, 2002	18.32	16.18	.109	—
September 30, 2002	$17.00	$16.27	$.109	—
June 30, 2002	17.49	15.93	.109	10%
March 31, 2002	16.45	13.39	.099	—
December 31, 2001	14.46	12.31	.099	—

As of September 30, 2003, Fidelity Bancorp, Inc. had 2,423,799 shares of stock outstanding and approximately 1,100 stockholders, including beneficial owners whose stock is held in nominee name.

Common Stock Market Makers

NASDAQ National Market:
Common Stock
Symbol FSBI

MARKET MAKERS

Legg Mason Wood Walker, Inc. (LEGG)
2500 CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222 — (800) 346-5075

Parker/Hunter, Inc. (PKHT)
600 Grant Street, 31st Floor
Pittsburgh, Pennsylvania 15219 — (800) 441-1514

Ryan, Beck & Co. (RYAN)
80 Main Street
West Orange, New Jersey 07039 — (800) 395-7926

Spear, Leeds & Kellogg (SLKC)
120 Broadway
New York, New York 10271 — (800) 221-8510

Moors & Cabot, Inc. (MCBT)
111 Devonshire Street
Boston, Massachusetts 02109 — (800) 426-0501

ANNUAL MEETING The annual meeting of the stockholders will be held at 5:00 p.m., on February 10, 2004 at the Perrysville Office of the Bank at 1009 Perry Highway, Pittsburgh, Pennsylvania. Stockholders are encouraged to attend.

ANNUAL REPORT ON FORM 10-K A copy of Fidelity Bancorp, Inc.'s Annual Report on Form 10-K is available without charge to stockholders upon written request. Requests should be addressed to Investor Relations at the Company's headquarters. Also, periodic reporting documents filed with the Securities and Exchange Commission can be found on the Company's website: www.fidelitybancorp-pa.com

INVESTOR RELATIONS Analysts, investors, stockholders and others seeking financial information are asked to contact Annie G. McGrath, Corporate Secretary, at the Company's headquarters. Requests for all other information should be addressed to Investor Relations at the Company's headquarters.

STOCK TRANSFER/ADDRESS CHANGES The Transfer Agent and Registrar of Fidelity Bancorp, Inc. is Registrar and Transfer Company. Questions regarding transfer of stock, address changes or lost certificates should be directed to Investor Relations at the Company's headquarters or to the transfer agent, Registrar and Transfer Company.

DIVIDEND REINVESTMENT PLAN INFORMATION The Fidelity Bancorp, Inc. Dividend Reinvestment Plan enables shareholders of common stock to reinvest quarterly dividends for the purchase of additional shares. Registered holders who enroll in this plan may also make optional cash purchases of additional shares of stock conveniently and without paying brokerage commissions or service charges. A brochure describing the plan and an application to participate may be obtained from Investor Relations.

Investor Relations

Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
(412) 367-3300, X3139

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 866-1340

Dividend Reinvestment Plan Information

Investor Relations
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
(412) 367-3300, X3139

Financial Information

Lisa L. Griffith, CPA
Chief Financial Officer
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
(412) 367-3300, X3180

Annual Report on Form 10-K

Investor Relations
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
(412) 367-3300, X3139
or
www.fidelitybancorp-pa.com

Corporate Headquarters

1009 Perry Highway, Pittsburgh, Pennsylvania 15237 • (412) 367-3300
FAX (412) 364-6504 • E-Mail: IR@fidelitybancorp-pa.com

Board of Directors

J. ROBERT GALES
President
J.R. Gales & Associates

ROBERT F. KASTELIC
Retired President
X-Mark/CDT

OLIVER D. KEEFER
Owner
Ralph E. Lane, P.C.

CHARLES E. NETTROUR
President
Martin & Nettrour, Inc.
Retirement Designs Unlimited, Inc.

RICHARD G. SPENCER, CPA
President
Chief Executive Officer

JOANNE ROSS WILDER
Attorney
Wilder & Mahood, P.C.

WILLIAM L. WINDISCH
Chairman

Officers

RICHARD G. SPENCER, CPA
President
Chief Executive Officer

MICHAEL A. MOONEY
Executive Vice President

LISA L. GRIFFITH, CPA
Senior Vice President
Chief Financial Officer
Treasurer

ANNIE G. MCGRATH
Corporate Secretary

RICHARD L. BARRON
Assistant Secretary

Special Counsel

MALIZIA SPIDI & FISCH, PC
1100 New York Avenue, Suite 340 West
Washington, DC 20005

Independent Auditors

BEARD MILLER COMPANY LLP
1001 Village Run Road, 3rd Floor
P.O. Box 101086
Pittsburgh, Pennsylvania 15237

Bank Headquarters

1009 Perry Highway, Pittsburgh, Pennsylvania 15237 • (412) 367-3300
FAX (412) 364-6504 • E-Mail: IR@fidelitybank-pa.com

Board of Directors

J. ROBERT GALES
President
J.R. Gales & Associates

ROBERT F. KASTELIC
Retired President
X-Mark/CDT

OLIVER D. KEEFER
Owner
Ralph E. Lane, P.C.

CHARLES E. NETTROUR
President
Martin & Nettrour, Inc.
Retirement Designs Unlimited, Inc.

RICHARD G. SPENCER, CPA
President
Chief Executive Officer

JOANNE ROSS WILDER
Attorney
Wilder & Mahood, P.C.

WILLIAM L. WINDISCH
Chairman

JAMES E. SHEPARD
Director Emeritus
Retired President
Power Equipment Company

Officers

RICHARD G. SPENCER, CPA
President
Chief Executive Officer

MICHAEL A. MOONEY
Executive Vice President
Chief Lending Officer

ANNIE G. MCGRATH
Corporate Secretary

RICHARD L. BARRON
Senior Vice President
Human Resources
Assistant Secretary

LISA L. GRIFFITH, CPA
Senior Vice President
Chief Financial Officer
Treasurer

SANDRA L. LEE
Senior Vice President
Operations

ANTHONY F. ROCCO
Senior Vice President
Community Banking

LEONARD T. CONLEY
Vice President
Residential Lending

LYNNE A. MANSKI
Vice President
Marketing

LISA M. MCQUADE
Vice President
Commercial Loan Officer

LINDA D. METZMAIER
Vice President
Internal Audit/Compliance

ANTHONY J. PARAVATI
Vice President
Commercial Loan Officer

HUDSON W. STONER
Vice President
Commercial Lending

ERIC M. WOLFE
Vice President
Network Administration

KENNETH J. BARKOVICH
Assistant Vice President
Branch Manager

KAREN W. CARTWRIGHT
Assistant Vice President
Financial Consultant/
Registered Principal

CHAD P. COBLITZ
Assistant Vice President
Accounting

LISA D. DILLON
Assistant Vice President
Branch Manager

CHRISTINE J. HOFFMAN
Assistant Vice President
Operations

NEAL H. JACKSON
Assistant Vice President
Branch Manager

MARK A. KAPPELER
Assistant Vice President
Consumer Lending

BONNIE A. STEWART
Assistant Vice President
Branch Manager

DONNA M. TILL
Assistant Vice President
Branch Manager

BERNARD T. UHRINEK
Assistant Vice President
Data Processing

MARCIA RIMER WOOD
Assistant Vice President
Branch Manager

LINDA M. YON
Assistant Vice President
Branch Manager

ALLISON PARK
1701 Duncan Avenue • Duncan Manor Shopping Plaza
Allison Park, PA 15101
412-366-1200

BELLEVUE
683 Lincoln Avenue • Pittsburgh, PA 15202
412-761-1234

BLOOMFIELD
4719 Liberty Avenue • Pittsburgh, PA 15224
412-682-0311

BRIGHTON ROAD
3300 Brighton Road • Pittsburgh, PA 15212
412-734-2675

CARNEGIE
17 West Main Street • Carnegie, PA 15106
412-276-1266

CRANBERRY
1339 Freedom Road • Cranberry Township, PA 16066
724-742-0100

MT. LEBANON
312 Beverly Road • Pittsburgh, PA 15216
412-571-1333

MT. LEBANON
728 Washington Road • Pittsburgh, PA 15228
412-561-2470

NORTHWAY
6000 Babcock Boulevard • Pittsburgh, PA 15237
412-367-9010

PERRYSVILLE
1009 Perry Highway • Pittsburgh, PA 15237
412-364-3200

STRIP DISTRICT
2034 Penn Avenue • Pittsburgh, PA 15222
412-402-1000

TROY HILL
1729 Lowrie Street • Pittsburgh, PA 15212
412-231-3344

ZELIENOPLE
251 S. Main Street • Zelienople, PA 16063
724-452-6655

FIDELITY BANK

009 Perry Highway

Pittsburgh, Pennsylvania 15237